Exhibit 99.1

CORPORACION AMERICA AIRPORTS REPORTS FOURTH QUARTER AND FULL YEAR 2024 RESULTS

Solid results with Adjusted EBITDA margin expansion in all geographies mitigated soft performance in Argentina

Passenger traffic in Argentina rebounded to record-highs in Dec ’24 and Jan ‘25

Cash & Cash Equivalents at $440 million with Net Debt to LTM Adjusted EBITDA of 1.1x

Luxembourg, March 19, 2025— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) one of the leading private airport operators in the world, reported today its unaudited, consolidated results for the three-month period ended December 31, 2024, and audited results for the full year 2024. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance with IFRS rule IAS 29 (“IAS 29”), as detailed in Section “Hyperinflation Accounting in Argentina” on page 23.

Fourth Quarter 2024 Highlights

▪	Consolidated Revenues ex-IFRIC12 totaled $396.2 million, up 23.1% year-over-year (YoY), driven by increases of 29.0% and 17.5% in Aeronautical Revenues and Commercial Revenues, respectively. Excluding rule IAS 29, consolidated revenues ex-IFRIC12 decreased 0.6% YoY to $395.2 million.

▪	Key operating metrics:

▪	1.2% decrease in passenger traffic to 20.5 million, but up 1.5% when excluding Natal.

▪	16.3% increase in cargo volume to 118.2 thousand tons.

▪	1.9% increase in aircraft movements, or 4.3% when excluding Natal.

▪	Operating Income of $108.4 million, compared with $263.6 million in 4Q23 which included a $62.7 million portion of the $166.5 million EBITDA contribution from the indemnification payment received in connection with the friendly termination of the Natal airport concession agreement in Brazil.

▪	Adjusted EBITDA ex-IFRIC12 decreased 49.5% to $150.8 million, from $298.8 million in the year-ago period. Excluding the impact of rule IAS 29 and the aforementioned Natal-related contribution recorded in 4Q23, Adjusted EBITDA ex-IFRIC12 decreased 6.7% to $150.5 million.

▪	Adjusted EBITDA margin ex-IFRIC12 was 38.0% compared to 92.9% in 4Q23. Adjusting for both rule IAS 29 and the Natal-related impact in 4Q23, Adjusted EBITDA margin ex-IFRIC12 contracted to 38.1% from 40.5% in the prior-year quarter.

▪	Strong liquidity position with Cash & Cash equivalents of $439.8 million as of December 31, 2024.

▪	Net debt to LTM Adjusted EBITDA improved to 1.1x as of December 31, 2024, from 1.4x as of December 31, 2023.

Full Year 2024 Highlights

▪	Consolidated Revenues ex-IFRIC12 increased 29.0% year-over-year (YoY) to $1,619.9 million, reflecting increases of 36.0% and 22.4% in Aeronautical Revenues and Commercial Revenues, respectively. Excluding rule IAS 29, consolidated revenues ex-IFRIC12 decreased 0.4% YoY to $1,534.6 million.

▪	Key operating metrics:

▪	2.7% decrease in passenger traffic to 79.0 million, or 0.4% lower when excluding Natal.

▪	7.5% increase in cargo volume to 398.0 thousand tons.

▪	3.0% decrease in aircraft movements, or 1.3% lower when excluding Natal.

▪	Operating Income of $447.3 million, compared to $540.6 million in 2023. Operating income in 2023 included a $62.7 million portion of the $166.5 million EBITDA contribution from the indemnification payment received in connection with the friendly termination of the Natal airport concession agreement in Brazil.

▪	Adjusted EBITDA ex-IFRIC12 decreased 7.3% to $622.2 million, from $671.3 million in 2023. Excluding rule IAS 29 and the aforementioned Natal-related contribution recorded in 4Q23, Adjusted EBITDA ex-IFRIC12 decreased 8.5% to $581.5 million.

▪	Adjusted EBITDA margin ex-IFRIC12 of 38.4% compared to 53.5% in 2023. Adjusting for both rule IAS 29 and the Natal contribution in 4Q23, Adjusted EBITDA margin ex-IFRIC12 contracted to 37.9% from 41.2% in 2023.

▪	Strong liquidity position with Cash & Cash equivalents totaling $439.8 million as of December 31, 2024.

▪	Net debt to LTM Adjusted EBITDA improved to 1.1x as of December 31, 2024, from 1.4x as of December 31, 2023.

CEO Message

Commenting on the results for the quarter Mr. Martín Eurnekian, CEO of Corporación América Airports, noted: “Our fourth-quarter results reflect, once again, the strength of our diversified portfolio, which continues to support our solid performance despite the challenges we faced in Argentina. While total passenger traffic declined slightly in the quarter, we were encouraged by a notable rebound in domestic traffic in Argentina toward year-end, culminating in record-high passenger volumes in December. This positive momentum extended into the first months of 2025. International passenger traffic in Argentina performed particularly well during the quarter, increasing by more than 11% year-over-year and driving hard-currency revenue streams. This encouraging trend, combined with solid contributions from our operations in Italy, Uruguay, and Brazil, underscores the strength of our geographically diverse portfolio.

On the financial front, consolidated 4Q24 comparisons were affected by the sharp devaluation of the Argentine peso in December 2023 and the indemnification payment received in 4Q23, in connection with Natal termination. The latter also impacted comparability in the Brazil segment. Excluding these factors, revenues declined 0.6%, in line with lower passenger volumes. By contrast, revenue per passenger improved slightly, reflecting our focus on efficiency and commercial revenue growth. Importantly, all regions except Argentina, delivered positive year-over-year Adjusted EBITDA contributions, helping mitigate softness in the Argentine market, which has already shown signs of improvement in the first two months of 2025.

We are advancing key initiatives to enhance the passenger experience and drive commercial revenue growth across our network. In Argentina, we are expanding Ezeiza Airport's duty-free arrivals area by over 50% to 1,100 square meters. In Uruguay, we inaugurated a new state-of-the art private aviation terminal at Punta del Este Airport, and the construction of a new covered parking facility at Montevideo Airport is progressing as planned. We are also advancing development projects in Armenia and Italy and remain active in exploring opportunities that align with our long-term growth strategy.

In conclusion, we remain committed to advancing our strategic growth plans while building on the strong results achieved throughout 2024. With a solid balance sheet and a net leverage ratio of 1.1x, we are well-positioned to support our growth initiatives while remaining committed to delivering long-term value for our shareholders.”

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	4Q24 as reported	4Q23 as reported	% Var as reported	IAS 29 4Q24	4Q24 ex IAS 29	4Q23 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers)	20.5	20.7	-1.2%		20.5	20.7	-1.2%
Revenue	461.1	365.0	26.3%	-0.6	461.6	454.6	1.5%
Aeronautical Revenues	211.6	164.0	29.0%	-1.1	212.7	209.1	1.7%
Non-Aeronautical Revenues	249.5	201.0	24.1%	0.6	248.9	245.5	1.4%
Revenue excluding construction service	396.2	321.8	23.1%	1.1	395.2	397.6	-0.6%
Operating Income / (Loss)	108.4	263.6	-58.9%	-26.3	134.7	305.1	-55.9%
Operating Margin	23.5%	72.2%	-4,869	0.0%	29.2%	67.1%	-3,793
Net (Loss) / Income Attributable to Owners of the Parent	34.4	130.7	-73.7%	13.1	21.3	34.9	-38.9%
Basic EPS (US$)	0.21	0.81	-73.6%	0.08	0.13	0.22	-39.0%
Adjusted EBITDA	155.4	303.4	-48.8%	0.3	155.1	332.3	-53.3%
Adjusted EBITDA Margin	33.7%	83.1%	-4940	-	33.6%	73.1%	-3,948
Adjusted EBITDA Margin excluding Construction Service	38.0%	92.9%	-5481	-	38.1%	82.4%	-4,435
Net Debt to LTM Adjusted EBITDA	1.1x	1.4x	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (1)	1.1x	1.7x	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	LTM Adjusted EBITDA excluding impairments of intangible assets.

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	2024 as reported	2023 as reported	% Var as reported	IAS 29 2024	2024 ex IAS 29	2023 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers)	79.0	81.1	-2.7%		79.0	81.1	-2.7%
Revenue	1,843.3	1,400.0	31.7%	94.0	1,749.2	1,741.5	0.4%
Aeronautical Revenues	876.7	644.5	36.0%	47.8	828.9	803.6	3.1%
Non-Aeronautical Revenues	966.5	755.6	27.9%	46.2	920.3	937.8	-1.9%
Revenue excluding construction service	1,619.9	1,255.3	29.0%	85.3	1,534.6	1,541.0	-0.4%
Operating Income / (Loss)	447.3	540.6	-17.3%	-59.3	506.5	707.0	-28.4%
Operating Margin	24.3%	38.6%	-1,435	-	29.0%	40.6%	-1164
Net (Loss) / Income Attributable to Owners of the Parent	282.7	239.5	18.0%	68.6	214.0	126.5	69.2%
Basic EPS (US$)	1.76	1.49	17.9%	0.43	1.33	0.79	69.0%
Adjusted EBITDA	628.7	677.7	-7.2%	40.7	588.0	808.4	-27.3%
Adjusted EBITDA Margin	34.1%	48.4%	-1,430	-	33.6%	46.4%	-1,280
Adjusted EBITDA Margin excluding Construction Service	38.4%	53.5%	-1506	-	37.9%	52.0%	-1,414
Net Debt to LTM Adjusted EBITDA	1.1x	1.4x	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (1)	1.1x	1.7x	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	LTM Adjusted EBITDA excluding impairments of intangible assets.

4Q24 Operating Performance

Passenger Traffic

Total passenger traffic declined 1.2% year-over-year (YoY) to 20.5 million passengers but increased by 1.5% YoY when adjusted for the discontinuation of Natal Airport, effective February 19, 2024, following the friendly termination agreement with the Brazilian government. Sequentially, traffic improved from the 3.9% decline (or 1.5% decline excluding Natal) reported in the previous quarter. Domestic passenger traffic improved sequentially but decreased by 6.7% YoY, or 2.3% excluding Natal, primarily due to weak performance in Argentina, particularly in October and November. By contrast, international traffic increased by 7.1%, driven mainly by strong performances in Argentina and Italy.

Passenger traffic in Argentina declined by 1.4% YoY but improved sequentially from the 6.2% drop in the third quarter, reaching an all-time high in December. The YoY decrease was primarily driven by weaker domestic traffic in October and November, partially offset by continued growth in international travel. Domestic traffic, which rebounded significantly in December, declined by 5.9% YoY, reflecting a challenging comparison, as 2023 travel demand benefited from incentives under the "Previaje" government program designed to boost local tourism, which was not in place in 2024. JetSMART continued gaining market share since the launch of its growth strategy in early 2024 and added its first Airbus A320neo during the fourth quarter, bringing its domestic fleet to 12 aircraft. Meanwhile, Flybondi increased its operational capacity by 13% in the fourth quarter with the addition of two aircraft. International passenger traffic rose 11.3% YoY in the fourth quarter, supported by the gradual resumption of routes and increased flight frequencies. Among other developments, American Airlines resumed its Ezeiza-Dallas route and increased frequencies on its Ezeiza-Miami route. Delta Air Lines introduced a second daily frequency to Atlanta through mid-January, while British Airways expanded seat capacity by 21.7% with the introduction of the new A350-100. Avianca inaugurated its Guayaquil–Ezeiza route with three weekly flights. Additionally, Emirates, Iberia, and United increased their flight frequencies.

In Italy, passenger traffic rose by 11.0% YoY to 2.0 million passengers. International traffic, which accounted for over 75% of total traffic, grew by 8.8% YoY, driven by strong performances at both Pisa and Florence airports. Meanwhile, domestic passenger traffic increased by 18.8% YoY, supported by solid results in November and December, particularly at Pisa Airport.

In Brazil, total passenger traffic declined by 7.2% YoY but rose by 6.5% YoY when adjusted for the discontinuation of Natal Airport. These results indicate an improvement in traffic trends despite ongoing challenges in the aviation sector and aircraft availability in the country, along with the positive impact of the temporary closure of Porto Alegre Airport. Domestic traffic, which accounted for nearly 60% of total traffic, fell by 13.7% YoY but increased by 7.3% when excluding Natal. Meanwhile, transit passengers rose by 3.3% YoY. As a reminder, following the friendly termination process concluded in the first quarter of 2024, effective February 19, 2024 CAAP no longer operates Natal Airport. Therefore, statistics for Natal are available up to February 18, 2024.

In Uruguay, where air traffic is predominantly international, passenger numbers continued to recover, rising by 5.1% YoY to 0.6 million, supported by new routes and increased frequencies. In the fourth quarter, American Airlines resumed its Montevideo–Miami route with three weekly flights, while both SKY and LATAM Airlines launched new routes: Montevideo–Rio de Janeiro and Punta del Este–Santiago de Chile, respectively, for the summer season. Additionally, Paranair resumed the direct route between Montevideo and Salto, reconnecting the two cities after more than twenty years.

Passenger traffic in Armenia grew by 1.0% YoY to 1.2 million passengers, following a strong performance in 2023, driven by the introduction of new airlines and increased flight frequencies. In the fourth quarter, China Southern, Air Cairo, Salam Air, and Sky Express began operations at Yerevan Airport.

In Ecuador, total passenger traffic declined by 0.9% YoY to 1.2 million passengers, as a slight increase in international traffic was offset by weaker domestic travel. International passenger traffic edged up by 0.2% YoY, while domestic traffic fell by 2.6% YoY, primarily due to high airfare prices impacting travel demand and security concerns.

Cargo Volume

Cargo volume increased by 16.3% YoY in the fourth quarter of 2024, with positive YoY contributions from all countries of operations: Armenia (+51.1%), Argentina (+19.0%), Uruguay (+18.1%), Italy (+4.2%), Ecuador (+0.9%), and Brazil (+0.4%). Argentina, Brazil, and Armenia together accounted for over 80% of the total cargo volume in the quarter.

Aircraft Movements

Total aircraft movements increased by 1.9% YoY in the fourth quarter of 2024, with positive YoY contributions from Argentina (+5.1%), Italy (+4.2%), Ecuador (+2.3%) and Uruguay (+1.5%), partially offset by negative YoY variances in Brazil (-8.1%) and Armenia (-0.6%). Argentina, Brazil, and Italy accounted for more than 80% of total aircraft movements in the quarter.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 36 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	4Q24	4Q23	% Var. ('24 vs '23)
Domestic Passengers (in thousands)	11,031	11,823	-6.7%
International Passengers (in thousands)	7,594	7,089	7.1%
Transit Passengers (in thousands)	1,843	1,808	1.9%
Total Passengers (in thousands)[1]	20,468	20,720	-1.2%
Cargo Volume (in thousands of tons)	118.2	101.6	16.3%
Total Aircraft Movements (in thousands)	213.5	209.5	1.9%

1 Excluding Natal for comparison purposes, total passenger traffic was up 1.5% YoY in 4Q24.

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	4Q24	4Q23	% Var.	4Q24	4Q23	% Var.	4Q24	4Q23	% Var.
	(thousands)			(tons)
Argentina	11,495	11,662	-1.4%	63,386	53,282	19.0%	121,494	115,560	5.1%
Italy	1,992	1,794	11.0%	3,605	3,460	4.2%	18,214	17,477	4.2%
Brazil (2) (3)	4,019	4,331	-7.2%	18,269	18,204	0.4%	35,840	39,004	-8.1%
Uruguay	560	532	5.1%	9,258	7,837	18.1%	8,977	8,843	1.5%
Ecuador (1)	1,156	1,167	-0.9%	9,563	9,481	0.9%	19,225	18,795	2.3%
Armenia	1,247	1,234	1.0%	14,165	9,377	51.1%	9,792	9,853	-0.6%
TOTAL (3)	20,468	20,720	-1.2%	118,246	101,641	16.3%	213,542	209,532	1.9%

1)	CAAP owns 99.9% of ECOGAL, which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.

2)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.

3)	Excluding Natal for comparison purposes, total passenger traffic was up 1.5% YoY and 6.5% for CAAP and Brazil, respectively, in 4Q24.

Review of Consolidated Results

Results for ECOGAL, which operates the Galapagos Airport in Ecuador, are accounted for under the equity method.

Revenues

Consolidated Revenues increased by 26.3% YoY to $461.1 million in 4Q24. Excluding Construction Services and the impact of IAS 29, revenues decreased by 0.6% YoY to $395.2 million, as higher aeronautical revenues were more than offset by lower commercial revenues. The decrease in commercial revenues was primarily due to lower Duty Free and Cargo in Argentina, along with lower fuel-related revenues in Armenia.

The following table shows revenue performance by country. More detail on the performance of CAAP´s countries of operations can be found on page 12.

Revenues by Segment (in US$ million)

Country	4Q24 as reported	4Q23 as reported	% Var as reported	IAS 29	4Q24 ex IAS 29	4Q23 ex IAS 29	% Var ex IAS 29
Argentina	254.3	169.7	49.9%	-0.6	254.9	259.3	-1.7%
Italy	38.7	35.4	9.4%	-	38.7	35.4	9.4%
Brazil	28.2	29.6	-4.9%	-	28.2	29.6	-4.9%
Uruguay	45.2	42.7	5.9%	-	45.2	42.7	5.9%
Armenia	67.5	61.0	10.7%	-	67.5	61.0	10.7%
Ecuador (1)	27.5	26.7	3.0%	-	27.5	26.7	3.0%
Unallocated	-0.5	-0.1	347.0%	-	-0.5	-0.1	347.0%
Total consolidated revenue (2)	461.1	365.0	26.3%	-0.6	461.6	454.6	1.5%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues decreased 7.2% YoY in Brazil; and increased 48.1% in Argentina (or decreased 2.5% excluding IAS29), 7.8% in Italy, 8.2% in Uruguay, 0.3% in Armenia; and 3.0% in Ecuador.

Revenue Breakdown (in US$ million)

	4Q24 as reported	4Q23 as reported	% Var as reported	IAS 29	4Q24 ex IAS 29	4Q23 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	211.6	164.0	29.0%	-1.1	212.7	209.1	1.7%
Non-aeronautical Revenue	249.5	201.0	24.1%	0.6	248.9	245.5	1.4%
Commercial revenue	183.9	156.5	17.5%	2.2	181.7	187.1	-2.9%
Construction service revenue (1)	64.8	43.2	49.9%	-1.6	66.4	57.1	16.4%
Other revenue	0.8	1.3	-39.4%	0.0	0.8	1.3	-39.4%
Total Consolidated Revenue	461.1	365.0	26.3%	-0.6	461.6	454.6	1.5%
Total Revenue excluding Construction Service revenue (2)	396.2	321.8	23.1%	1.1	395.2	397.6	-0.6%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Revenues accounted for 45.9% of total revenues, increasing by 29.0% YoY to $211.6 million, or by 1.7% YoY to $212.7 million excluding the impact of IAS 29. This increase occurred despite a 1.2% YoY decline in traffic, with positive contributions from all countries of operation except Brazil. In Uruguay, aeronautical revenues increased 11.7%, driven by passenger traffic growth and tariff adjustments. In Argentina, aeronautical revenues grew by 56.9%, or 1.3% excluding IAS 29, mainly supported by an 11.3% YoY increase in international traffic. In Armenia, Italy, and Ecuador, aeronautical revenues grew by 4.2%, 5.3%, and 0.5%, respectively, against the fourth quarter of 2023. In contrast, aeronautical revenues in Brazil decreased by 15.4%, primarily due to YoY traffic decline.

Non-Aeronautical Revenues accounted for 54.1% of total revenues, increasing by 24.1% YoY to $249.5 million, or by 1.4% YoY to $248.9 million when excluding the impact of IAS 29. Commercial revenues grew by 17.5% YoY but declined by 2.9% when excluding IAS 29, mainly due to lower duty-free sales and warehouse use fees (cargo revenues) in Argentina, as well as reduced fuel revenues in Armenia. These declines were partially offset by growth in VIP lounges, Parking facilities, Food & beverage (F&B), and Catering services. Meanwhile, Construction service revenue rose by 49.9% YoY, or 16.4% excluding IAS 29, reflecting higher capital expenditures compared to the prior-year period.

Operating Costs and Expenses

In 4Q24, Total Costs and Expenses, excluding Construction Service Costs, increased by 112.7% YoY, or by 56.2% to $288.8 million when excluding the impact of IAS 29. While the cost of services excluding IFRIC 12 and IAS 29 decreased, this was more than offset by the $103.8 million impairment charge reversal in 4Q23 related to the termination of the Natal airport concession agreement, which resulted in a negative YoY variance in "Other expenses" and, to a lesser extent, by higher SG&A expenses.

Cost of Services increased 27.5% YoY, or 0.9% to $293.2 million when excluding the impact of rule IAS29, mainly as a result of the following increases:

▪	17.7%, or $9.3 million, in Construction service costs due to higher Capex,

▪	21.9%, or $8.2 million, in Maintenance expenses, mainly in Argentina

▪	37.8%, or $0.3 million, in Taxes.

These increases were partially offset by a 7.8% reduction in Salaries and social security contributions, a 12.5% decline in Fuel costs—mainly in Armenia—an 11.0% decrease in Services and fees, and a 2.7% reduction in Concession fees, among other cost savings.

Excluding Construction Service Costs, the Cost of services increased by 22.3% YoY but declined by 2.8% to $231.4 million when excluding IAS 29. This decrease was primarily driven by the aforementioned reductions in Salaries, Fuel costs, Services and fees, and Concession fees.

Selling, General, and Administrative Expenses (“SG&A”) increased by 51.4% YoY to $56.8 million in 4Q24. Excluding the impact of IAS 29, SG&A expenses rose by 22.7% to $56.3 million, primarily driven by higher Taxes, Advertising expenses, Services and fees, and Depreciation and amortization (D&A).

Other expenses totaled $1.3 million in 4Q24, compared to $(99.9) million in 4Q23, which had benefited from a $103.8 million reversal of impairment charges from previous years related to the termination of the Natal airport concession agreement.

Costs and Expenses (in US$ million)

	4Q24 as reported	4Q23 as reported	% Var as reported	IAS 29	4Q24 ex IAS 29	4Q23 ex IAS 29	% Var ex IAS 29
Cost of Services	318.2	249.7	27.5%	25.0	293.2	290.7	0.9%
Salaries and social security contributions	62.7	52.2	20.1%	-0.4	63.1	68.4	-7.8%
Concession fees	51.2	41.1	24.5%	-0.2	51.5	52.9	-2.7%
Construction service cost	60.2	38.7	55.6%	-1.6	61.8	52.5	17.7%
Maintenance expenses	47.4	31.1	52.3%	1.5	45.9	37.6	21.9%
Amortization and depreciation	45.2	31.0	45.9%	26.2	19.0	19.3	-1.2%
Other	51.5	55.5	-7.2%	-0.5	52.0	60.0	-13.3%
Cost of Services Excluding Construction Service cost	258.0	211.0	22.3%	26.6	231.4	238.2	-2.8%
Selling, general and administrative expenses	56.8	37.5	51.4%	0.5	56.3	45.8	22.7%
Other expenses	1.3	-99.9	-101.3%	0.2	1.1	-99.2	-101.1%
Total Costs and Expenses	376.2	187.3	100.9%	25.7	350.6	237.4	47.7%
Total Costs and Expenses Excluding Construction Service cost	316.1	148.6	112.7%	27.3	288.8	184.9	56.2%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

In 4Q24, CAAP reported Adjusted EBITDA of $155.4 million and Adjusted EBITDA ex-IFRIC12 of $150.8 million, a decline from $298.8 million in 4Q23. The prior-year quarter benefited from a $166.5 million contribution from the indemnification payment related to the friendly termination of the Natal airport concession agreement in Brazil.

Excluding the impact of IAS 29 and the Natal-related indemnification in 4Q23, adjusted EBITDA ex-IFRIC12 decreased by 6.7% YoY to $150.5 million. This was despite improved YoY performance across all countries of operation, except Argentina, where performance remained affected by weaker YoY domestic passenger traffic, lower cargo and duty-free revenues, and inflation outpacing currency devaluation, pressuring Adjusted EBITDA levels.

Adjusted EBITDA margin, ex-IFRIC12, contracted to 38.0% from 92.9% in 4Q23. Excluding both IAS 29 and the Natal-related indemnification in 4Q23, adjusted EBITDA margin ex-IFRIC12 contracted by 2.5 percentage points, from 40.5% in 4Q23 to 38.1% in 4Q24, with margin expansion in all countries of operation, except Argentina.

Adjusted EBITDA by Segment (in US$ million)

	4Q24 as reported	4Q23 as reported	% Var as reported	IAS 29	4Q24 ex IAS 29	4Q23 ex IAS 29	% Var ex IAS 29
Argentina	75.6	54.7	38.1%	0.3	75.3	83.6	-10.0%
Italy	10.7	7.4	43.8%	-	10.7	7.4	43.8%
Brazil	27.6	189.8	-85.5%	-	27.6	189.8	-85.5%
Uruguay	14.8	11.7	26.3%	-	14.8	11.7	26.3%
Armenia	25.3	23.3	8.7%	-	25.3	23.3	8.7%
Ecuador	9.3	7.2	29.6%	-	9.3	7.2	29.6%
Unallocated	-7.9	9.1	-186.3%	-	-7.9	9.1	-186.3%
Total segment EBITDA	155.4	303.4	-48.8%	0.3	155.1	332.3	-53.3%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	4Q24 as reported	4Q23 as reported	% Var as reported	IAS 29	4Q24 ex IAS 29	4Q23 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	42.9	116.6	-63.2%	-10.3	53.2	20.5	159.7%
Financial Income	-15.8	-59.9	-73.6%	4.2	-20.0	-154.1	-87.0%
Financial Loss	47.0	261.7	-82.0%	-40.0	87.1	732.2	-88.1%
Inflation adjustment	0.1	18.7	-99.7%	-0.2	0.3	1.0	-73.5%
Income Tax Expense	34.1	-66.3	-151.4%	20.1	14.0	-287.3	-104.9%
Amortization and Depreciation	47.2	32.6	44.4%	26.6	20.6	20.0	2.8%
Adjusted EBITDA	155.4	303.4	-48.8%	0.3	155.1	332.3	-53.3%
Adjusted EBITDA Margin	33.7%	83.1%	-4940	-	33.6%	73.1%	-3948
Adjusted EBITDA excluding Construction Service	150.8	298.8	-49.5%	0.3	150.5	327.7	-54.1%
Adjusted EBITDA Margin excluding Construction Service	38.0%	92.9%	-5481	-	38.1%	82.4%	-4435

Financial Income and Loss

CAAP reported a Net financial loss of $31.3 million in 4Q24, an improvement from a loss of $220.5 million in 4Q23. This result was primarily driven by improved year-over-year foreign exchange transaction results in Argentina, due to the impact of lower devaluation than inflation on the net liability monetary position, combined with a positive variance in inflation adjustment. This was partially offset by slightly higher net interest expenses. Had IAS 29 not been applied, CAAP would have reported a net financial loss of $67.4 million in 4Q24, compared to a $579.1 million loss in the year-ago period.

	4Q24 as reported	4Q23 as reported	% Var as reported	IAS 29	4Q24 ex IAS 29	4Q23 ex IAS 29	% Var ex IAS 29
Financial Income	15.8	59.9	-73.6%	-4.2	20.0	154.1	-87.0%
Interest income	11.0	17.3	-36.3%	0.0	11.1	23.9	-53.7%
Foreign exchange income	1.6	38.5	-95.8%	-4.2	5.8	126.3	-95.4%
Other	3.2	4.0	-21.5%	0.0	3.2	4.0	-21.5%
Inflation adjustment	-0.1	-18.7	-99.7%	0.2	-0.3	-1.0	-73.5%
Inflation adjustment	-0.1	-18.7	-99.7%	0.2	-0.3	-1.0	-73.5%
Financial Loss	-47.0	-261.7	-82.0%	40.0	-87.1	-732.2	-88.1%
Interest Expenses	-25.7	-27.6	-6.8%	0.1	-25.7	-36.4	-29.2%
Foreign exchange transaction expenses	2.2	-208.9	-101.1%	40.0	-37.8	-670.5	-94.4%
Changes in liability for concessions	-21.2	-22.6	-6.4%	-	-21.2	-22.6	-6.4%
Other expenses	-2.4	-2.6	-8.2%	0	-2.4	-2.7	-12.1%
Financial Loss, Net	-31.3	-220.5	-85.8%	36.1	-67.4	-579.1	-88.4%

See “Use of Non-IFRS Financial Measures” on page 23.

Income Tax Expense

During 4Q24, the Company reported an income tax expense of $34.1 million versus a gain of $66.3 million in 4Q23. Excluding the impact of IAS 29, CAAP reported an income tax expense of $14.0 million in 4Q24, compared to a tax benefit of $287.3 million in the year-ago quarter.

Net Income and Net Income Attributable to Owners of the Parent

During 4Q24, CAAP reported Net Income of $42.9 million, compared to $116.6 million in 4Q23. This decrease was primarily driven by lower operating income, as 4Q23 included the contribution from the indemnification payment related to the friendly termination of the Natal airport. Additionally, a negative YoY variation in income tax (an expense in 4Q24 versus a benefit in 4Q23) further impacted results. These effects were partially offset by the aforementioned year-over-year improvement in foreign exchange net results and, to a lesser extent, by a positive variation in inflation adjustment results.

In 4Q24, the Company reported Net Income Attributed to Owners of the Parent of $34.4 million and earnings per common share of $0.21, compared with Net Income Attributable to Owners of the Parent of $130.7 million in 4Q23, equivalent to earnings per common share of $0.81.

Consolidated Financial Position

As of December 31, 2024, Cash and cash equivalents totaled $439.8 million, representing a 13.9% decrease from $510.9 million as of September 30, 2024, and an increase of 18.9% from $369.8 million as of December 31, 2023. Total liquidity, which includes cash and cash equivalents as well as other current financial assets, totaled $525.9 million as of December 31, 2024, compared to $604.9 million as of September 30, 2024, and $457.9 million as of December 31, 2023.

Total Debt at the close of 4Q24 decreased 13.1%, or $175.2 million, to $1,158.1 million, from $1,333.2 million as of December 31, 2023, primarily driven by debt reductions in Italy, Brazil, Argentina and Armenia. A total of $894.6 million, or 77.2% of total debt is denominated in U.S. dollars, while $157.7 million, or 13.6% is denominated in Brazilian Reals, and $105.8 million, or 9.1%, is in Euros.

The Net Debt to LTM adjusted EBITDA ratio improved to 1.1x as of December 31, 2024, from 1.4x in December 2023, reflecting lower net debt levels, partially offset by a 7.2% decline in LTM adjusted EBITDA. No impairment of intangible assets was recorded over the past twelve months. As a result, the Net Debt to LTM adjusted EBITDA ratio, excluding intangible assets, also stood at 1.1x. As of December 31, 2024, all CAAP subsidiaries remained in compliance with their covenants.

Consolidated Debt Indicators (in US$ million)

	As of Dec 31, 2024	As of Dec 31, 2023
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	1.8x	2.0x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,4]	1.1x	1.4x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,5]	1.1x	1.7x
Total Debt	1,158.1	1,333.2
Short-Term Debt	115.4	199.7
Long-Term Debt	1,042.7	1,133.5
Cash & Cash Equivalents	439.8	369.8
Total Net Debt[3]	718.2	963.4

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

4 LTM Adjusted EBITDA as of December 31, 2024 was $628.7 million.

5 LTM Adjusted EBITDA excluding impairment of intangible assets as of December 31, 2024 was $628.7 million.

Total Debt by Segment (in US$ million)
	As of Dec 31, 2024	As of Dec 31, 2023
Argentina	622.7	646.1
Italy (1)	105.8	179.2
Brazil	157.7	213.9
Uruguay (2)	267.7	269.8
Armenia	-	13.2
Ecuador	4.2	11.0
Total	1,158.1	1,333.2

1 Of which approximately $90.7 million remain at Toscana Aeroporti level.

2 Of which approximately $247.6 million remain at ACI Airport Sudamérica SAU.

Maturity of borrowings:

	1 year or less	1 – 2 years	2 – 5 years	Over 5 years	Total
Debt service (1)	199.7	213.5	568.2	594.1	1,575.5

1 The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Maturity of borrowings – Breakdown by segment (in USD) as of December 31, 2024:

Segment		Currency	1 year or less	1 – 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	89.1	92.3	267.6	182.5	631.5
	Interest	USD	40.6	36.3	76.0	14.2	167.0
Italy	Principal	EUR	-	15.1	13.3	79.5	107.9
	Interest	EUR	6.7	6.8	15.9	2.2	31.6
Brazil	Principal	R$	10.0	11.4	44.5	91.1	157.1
	Interest	R$	15.5	14.4	35.0	20.2	85.1
Uruguay	Principal	USD	15.5	19.4	72.1	169.7	276.7
	Interest	USD	18.3	17.4	43.7	34.6	114.0
Ecuador	Principal	USD	3.7	0.5	-	-	4.2
	Interest	USD	0.3	0.0	-	-	0.3
Total			199.7	213.5	568.2	594.1	1,575.5

Cash & Cash Equivalent by Segment (in US$ million)
	As of Dec 31, 2024	As of Dec 31, 2023
Argentina	104.3	91.2
Italy	26.1	34.8
Brazil (1)	38.2	65.8
Uruguay	30.5	35.9
Armenia	36.3	39.0
Ecuador	15.4	16.1
Intermediate holding Companies	189.2	86.9
Total	439.8	369.8

1 At Inframérica Concessionaria do Aeroporto de Brasilia level.

CAPEX

During 4Q24, CAAP made capital expenditures of $68.9 million, a 40.0% YoY increase from $49.2 million in 4Q23. Excluding IAS 29, capital expenditures amounted to $69.6 million in the quarter, with Argentina, Uruguay and Italy accounting for 53%, 18% and 16%, respectively.

Review of Segment Results

Argentina

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above. The following table presents the impact from Hyperinflation accounting under the column ‘IAS 29’, while the columns indicated with “ex IAS 29” present results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for Aeropuertos Argentina (AA), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 4Q24.

	4Q24 as reported	4Q23 as reported	% Var as reported	IAS 29	4Q24 ex IAS 29	4Q23 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	7.7	8.1	-5.9%		7.7	8.1	-5.9%
International Passengers (in millions) (1)	3.5	3.2	11.3%		3.5	3.2	11.3%
Transit Passengers (in millions) (1)	0.3	0.3	-13.9%		0.3	0.3	-13.9%
Total Passengers (in millions) (1)	11.5	11.7	-1.4%		11.5	11.7	-1.4%
Cargo Volume (in thousands of tons)	63.4	53.3	19.0%		63.4	53.3	19.0%
Total Aircraft Movements (in thousands)	121.5	115.6	5.1%		121.5	115.6	5.1%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	126.1	80.4	56.9%	-1.1	127.2	125.5	1.3%
Non-aeronautical revenue	128.3	89.3	43.6%	0.6	127.7	133.8	-4.6%
Commercial revenue	92.9	67.5	37.7%	2.2	90.8	98.1	-7.5%
Construction service revenue	35.3	21.9	61.7%	-1.6	37.0	35.7	3.5%
Total Revenue	254.3	169.7	49.9%	-0.6	254.9	259.3	-1.7%
Total Revenue Excluding IFRIC12(2)	219.0	147.8	48.1%	1.1	217.9	223.6	-2.5%
Cost of Services	185.0	115.9	59.6%	25.0	160.0	157.0	1.9%
Selling, general and administrative expenses	27.1	15.5	75.0%	0.5	26.6	23.8	11.6%
Other expenses	1.1	2.0	-46.8%	0.2	0.9	2.6	-66.3%
Total Costs and Expenses	213.2	133.4	59.8%	25.7	187.5	183.5	2.2%
Total Costs and Expenses Excluding IFRIC12(3)	177.9	111.6	59.5%	27.3	150.6	147.8	1.9%
Adjusted Segment EBITDA	75.6	54.7	38.1%	0.3	75.3	83.6	-10.0%
Adjusted Segment EBITDA Mg	29.7%	32.3%	-253	-	29.5%	32.2%	-271
Adjusted EBITDA Margin excluding IFRIC 12(4)	34.5%	37.0%	-252	-	34.5%	37.4%	-286
Capex	36.1	23.5	53.5%	-0.7	36.8	38.4	-4.1%

1)	See Note 1 in Table "Operating & Financial Highlights”.
2)	Excludes Construction Service revenue.
3)	Excludes Construction Service cost.
4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

	2024 as reported	2023 as reported	% Var as reported	IAS 29	2024 ex IAS 29	2023 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	27.8	30.5	-9.1%		27.8	30.5	-9.1%
International Passengers (in millions) (1)	13.1	11.7	11.6%		13.1	11.7	11.6%
Transit Passengers (in millions) (1)	1.3	1.4	-8.6%		1.3	1.4	-8.6%
Total Passengers (in millions) (1)	42.1	43.7	-3.5%		42.1	43.7	-3.5%
Cargo Volume (in thousands of tons)	207.5	191.8	8.2%		207.5	191.8	8.2%
Total Aircraft Movements (in thousands)	449.7	458.6	-1.9%		449.7	458.6	-1.9%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	512.2	296.4	72.8%	47.8	464.3	455.6	1.9%
Non-aeronautical revenue	531.8	344.2	54.5%	46.2	485.5	526.4	-7.8%
Commercial revenue	376.2	251.2	49.7%	37.5	338.6	377.6	-10.3%
Construction service revenue	155.6	93.0	67.3%	8.7	146.9	148.7	-1.2%
Total Revenue	1044.0	640.6	63.0%	94.0	949.8	982.0	-3.3%
Total Revenue Excluding IFRIC12(2)	888.3	547.5	62.2%	85.3	802.9	833.2	-3.6%
Cost of Services	735.2	419.6	75.2%	145.4	589.8	569.4	3.6%
Selling, general and administrative expenses	100.5	55.0	82.8%	9.2	91.4	84.0	8.8%
Other expenses	5.2	7.4	-28.8%	0.9	4.4	10.9	-59.7%
Total Costs and Expenses	841.0	481.9	74.5%	155.4	685.6	664.2	3.2%
Total Costs and Expenses Excluding IFRIC12(3)	685.6	389.0	76.2%	146.7	538.9	515.7	4.5%
Adjusted Segment EBITDA	335.3	232.0	44.5%	40.7	294.5	362.7	-18.8%
Adjusted Segment EBITDA Mg	32.1%	36.2%	-411	-	31.0%	36.9%	-593
Adjusted EBITDA Margin excluding IFRIC 12(4)	37.7%	42.4%	-464	-	36.7%	43.5%	-686
Capex	155.7	93.3	66.9%	8.2	147.5	149.1	-1.1%

1)	See Note 1 in Table "Operating & Financial Highlights”.
2)	Excludes Construction Service revenue.
3)	Excludes Construction Service cost.
4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic declined by 1.4% YoY but improved sequentially from the 6.2% drop in the third quarter, reaching an all-time high in December. The YoY decrease was primarily driven by weaker domestic traffic in October and November, partially offset by continued growth in international travel. Domestic traffic, which rebounded significantly in December, declined by 5.9% YoY, reflecting a challenging comparison, as 2023 travel demand benefited from incentives under the "Previaje" government program designed to boost local tourism, which was not in place in 2024. JetSMART continued gaining market share since the launch of its growth strategy in early 2024 and added its first Airbus A320neo during the quarter, bringing its domestic fleet to 12 aircraft. Meanwhile, Flybondi increased its operational capacity by 13% in the fourth quarter with the addition of two aircraft. International passenger traffic rose 11.3% YoY in the fourth quarter, supported by the gradual resumption of routes and increased flight frequencies. Among other developments, American Airlines resumed its Ezeiza-Dallas route and increased frequencies on its Ezeiza-Miami route. Delta Air Lines introduced a second daily frequency to Atlanta through mid-January, while British Airways expanded seat capacity by 21.7% with the introduction of the new A350-100. Avianca inaugurated its Guayaquil–Ezeiza route with three weekly flights. Additionally, Emirates, Iberia, and United increased their flight frequencies.

Revenues increased by 49.9% YoY to $254.3 million in 4Q24 on an ‘as reported’ basis. Excluding Construction services and the impact of IAS 29, revenues declined by 2.5% YoY, primarily driven by a 7.5% decrease in Commercial revenues, partially offset by a 1.3% increase in Aeronautical revenues. Construction service revenue increased by 61.7% YoY, or by 3.5% ex-IAS 29.

•	Aeronautical Revenues ex-IAS29 increased by 1.3% YoY, primarily supported by an 11.3% YoY rise in international traffic and higher domestic passenger fees, measured in U.S. dollars. Effective November 1, 2024, domestic passenger fees in Argentina increased by 124%, to ARS 5,685 from ARS 2,540.

•	Commercial Revenues ex-IAS29 decreased by 7.5% YoY, mainly due to a 47.8%, or $9.9 million, decrease in Duty Free revenues, impacted by the December 2023 devaluation of the Argentina Peso. Lower Cargo revenues resulting from a decrease in storage days for imported goods also contributed to the decline. This was partially offset by higher revenues from VIP lounges, Parking facilities, F&B and Catering.

Total Costs and Expenses increased by 59.8% YoY to $213.2 million on an ‘as reported’ basis. Excluding Construction Services and the impact of IAS 29, Total Costs and Expenses increased by 1.9% YoY, mainly due to higher SG&A expenses and, to a lesser extent, higher Cost of Services.

•	Cost of Services ex-IAS29 and excluding Construction Service Costs increased 1.5% YoY, or $1.8 million, driven mainly by a 40.1%, or $10.3 million, increase in Maintenance expenses. This was partially offset by lower Salaries and social security contributions, Concession fees and Services and fees.

•	SG&A expenses ex-IAS29 increased by 11.6% YoY, or $2.8 million, to $26.6 million, primarily due to a higher Bad debt recovery recorded in 4Q23, combined with higher Advertising and Services and fees.

Adjusted Segment EBITDA increased 38.1% YoY to $75.6 million in 4Q24 on an ‘As reported basis’. Excluding the impact of IAS 29, Adjusted Segment EBITDA declined by 10.0% YoY to $75.3 million, with an Adjusted EBITDA margin EX-IFRIC12 of 34.5%, compared to 37.4% in 4Q23. The 2.9 percentage points decline in Adjusted EBITDA margin was primarily driven by lower Duty Free and Cargo revenues.

During 4Q24, CAAP made Capital Expenditures ex-IAS29 of $36.8 million, compared to $38.4 million in 4Q23. These expenditures were primarily allocated to expanding the inspection and registration area at PSA, improving road access, the platform, and the lighting system at Aeroparque Airport, constructing the new terminal building and upgrading the lighting system at Rio Hondo Airport, and carrying out comprehensive repairs on enclosures at Comodoro Rivadavia Airport.

Italy

	4Q24	4Q23	% Var.	2024	2023	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.5	0.4	18.8%	1.9	1.7	7.6%
International Passengers (in millions)	1.5	1.4	8.8%	7.2	6.4	11.6%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	2.0	1.8	11.0%	9.0	8.2	10.7%
Cargo Volume (in thousands of tons)	3.6	3.5	4.2%	13.0	12.9	0.7%
Total Aircraft Movements (in thousands)	18.2	17.5	4.2%	82.2	77.9	5.5%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	16.2	15.4	5.3%	70.8	70.1	0.9%
Non-aeronautical revenue	22.5	20.0	12.5%	68.0	63.3	7.5%
Commercial revenue	11.3	9.7	15.8%	47.2	39.9	18.3%
Construction service revenue	9.9	8.7	14.1%	16.4	16.2	1.2%
Other revenue	1.3	1.6	-16.9%	4.4	7.2	-38.6%
Total Revenue	38.7	35.4	9.4%	138.8	133.4	4.0%
Total Revenue Excluding IFRIC12(1)	28.8	26.7	7.8%	122.4	117.2	4.4%
Cost of Services	27.6	26.8	3.2%	93.3	91.6	1.8%
Selling, general and administrative expenses	3.5	3.2	6.7%	12.8	13.1	-2.3%
Total Costs and Expenses	31.1	30.9	0.7%	106.1	105.7	0.4%
Total Costs and Expenses Excluding IFRIC12(2)	25.6	26.7	-4.2%	95.7	95.7	-0.1%
Adjusted Segment EBITDA	10.7	7.4	43.8%	44.3	39.1	13.1%
Adjusted Segment EBITDA Mg	27.6%	21.0%	660	31.9%	29.3%	257
Adjusted EBITDA Margin excluding IFRIC 12(3)	21.8%	10.9%	1088	31.3%	28.1%	327
Capex	11.2	9.2	21.9%	19.2	17.5	9.5%

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy rose by 11.0% YoY to 2.0 million passengers. International traffic, which accounted for over 75% of total traffic, grew by 8.8% YoY, driven by strong performances at both Pisa and Florence airports. Meanwhile, domestic passenger traffic increased by 18.8% YoY, supported by solid results in November and December, particularly at Pisa Airport.

Revenues increased 9.4% YoY to $38.7 million in 4Q24, reflecting growth in both Commercial and Aeronautical revenues, supported by higher passenger volumes and increased Construction Service revenues due to higher Capex. Commercial revenues grew 15.8% YoY, mainly driven by passenger-related services such as Parking facilities, F&B services, VIP lounges and Duty free, following the strong year-over-year traffic growth.

•	Aeronautical Revenues increased 5.3% YoY, or $0.8 million, as a result of higher passenger traffic.

•	Commercial Revenues, increased 15.8% YoY, or $1.5 million, mainly driven by the aforementioned increase in passenger-related revenues, following the strong year-over-year traffic growth.

Total Costs and Expenses increased 0.7% YoY, or $0.2 million, to $31.1 million. Excluding construction services, total costs and expenses declined 4.2% year-over-year to $25.6 million.

•	Cost of Services excluding Construction service decreased 2.1% YoY, or $0.5 million, primarily driven by lower Provisions for maintenance costs, Services and fees, and Concession fees, partially offset by higher Salaries and social security contributions.

•	SG&A increased 6.7% YoY, or $0.2 million, to $3.5 million.

Adjusted Segment EBITDA increased 43.8% YoY to $10.7 million from $7.4 million in 4Q23, with Adjusted EBITDA margin Ex-IFRIC12 expanding 10.9 percentage points to 21.8%, boosted by increased traffic and strong commercial revenue growth.

During 4Q24, CAAP made Capital Expenditures of $11.2 million, compared to $9.2 million in 4Q23.

Brazil

	4Q24	4Q23	% Var.	2024	2023	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	2.3	2.7	-13.7%	9.0	10.9	-16.9%
International Passengers (in millions)	0.2	0.2	7.2%	0.7	0.6	12.4%
Transit Passengers (in millions)	1.5	1.4	3.3%	5.8	5.6	3.2%
Total Passengers (in millions) (1)	4.0	4.3	-7.2%	15.5	17.1	-9.2%
Cargo Volume (in thousands of tons)	18.3	18.2	0.4%	65.6	66.6	-1.5%
Total Aircraft Movements (in thousands)	35.8	39.0	-8.1%	143.2	158.4	-9.6%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	10.1	12.0	-15.4%	40.8	45.7	-10.6%
Non-aeronautical revenue	18.1	17.7	2.2%	70.3	65.0	8.1%
Commercial revenue	17.2	17.5	-1.6%	68.8	64.8	6.1%
Construction service revenue	0.8	0.2	432.4%	1.5	0.2	649.0%
Total Revenue	28.2	29.6	-4.9%	111.1	110.7	0.4%
Total Revenue Excluding IFRIC12(2)	27.4	29.5	-7.2%	109.6	110.5	-0.8%
Cost of Services	17.2	21.8	-21.2%	71.8	79.3	-9.5%
Selling, general and administrative expenses	3.2	3.2	1.1%	10.7	11.1	-3.5%
Other expenses	0.0	-103.2	-100.0%	0.4	-103.2	-100.4%
Total Costs and Expenses	20.4	-78.3	-126.0%	82.9	-12.9	-745.0%
Total Costs and Expenses Excluding IFRIC12(3)	19.6	-78.4	-125.0%	81.4	-13.0	-725.9%
Adjusted Segment EBITDA	27.6	189.8	-85.5%	61.5	218.3	-71.8%
Adjusted Segment EBITDA Mg	98.0%	640.6%	-54260	55.4%	197.2%	-14187
Adjusted EBITDA Margin excluding IFRIC12(4)	100.9%	643.9%	-54300	56.1%	197.6%	-14147
Capex	1.0	0.3	209.4%	2.6	1.7	51.1%

1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.
2)	Excludes Construction Service revenue.
3)	Excludes Construction Service cost.
4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic declined by 7.2% YoY but rose by 6.5% YoY when adjusted for the discontinuation of Natal Airport. These results indicate an improvement in traffic trends despite ongoing challenges in the aviation sector and aircraft availability in the country, along with the positive impact of the temporary closure of Porto Alegre Airport. Domestic traffic, which accounted for nearly 60% of total traffic, fell by 13.7% YoY but increased by 7.3% when excluding Natal. Meanwhile, transit passengers rose by 3.3% YoY. As a reminder, following the friendly termination process concluded in the first quarter of 2024, effective February 19, 2024 CAAP no longer operates Natal Airport. Therefore, statistics for Natal are available up to February 18, 2024.

Revenues decreased by 4.9% YoY, or $1.5 million, to $28.2 million in 4Q24, mainly driven by a decline in Aeronautical revenues impacted by the discontinuation of Natal Airport.

•	Aeronautical Revenues decreased 15.4% YoY, or $1.8 million, due to lower Passenger use fees and Aircraft fees reflecting reduced passenger traffic.

•	Commercial Revenues decreased 1.6% YoY, or $0.3 million, mainly driven by lower F&B services, Advertising, and Fuel revenues, partially offset by higher VIP lounges, Cargo revenues and Duty free.

Total Costs and Expenses in 4Q24 decreased 126.0% YoY, or $98.6 million, to $20.4 million, reflecting a one-time impact from 4Q23 which included a $103.8 million reversal expense related to the termination of the Natal Airport concession agreement, recorded under ‘Other expenses’.

•	Cost of Services declined by 21.2% YoY, or $4.6 million, with reductions across all cost line items, particularly in Salaries and social security contributions, Services and fees, Maintenance expenses, and Concession fees.

•	SG&A remained largely flat at $3.2 million in 4Q24.

Adjusted Segment EBITDA declined by 85.5% YoY, or $162.2 million, to $27.6 million, as 4Q23 had benefited from a $166.5 million gain from the friendly termination of the Natal airport concession. Excluding this impact, Adjusted EBITDA increased by 18.5% YoY, with the Adjusted EBITDA margin expanding to 98.0% from 78.6% in the prior-year quarter. This quarter’s Adjusted EBITDA also benefited from a R$110 million economic compensation from the government, as part of the economic re-equilibrium to offset the impact of COVID-19 in 2024.

During 4Q24, CAAP made Capital Expenditures of $1.0 million, compared to $0.3 million in 4Q23.

Uruguay

	4Q24	4Q23	% Var.	2024	2023	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	0.5	0.5	4.3%	2.2	1.9	13.8%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	0.6	0.5	5.1%	2.2	2.0	14.9%
Cargo Volume (in thousands of tons)	9.3	7.8	18.1%	32.3	31.2	3.5%
Total Aircraft Movements (in thousands)	9.0	8.8	1.5%	32.5	32.0	1.7%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	18.0	16.1	11.7%	81.0	65.4	23.9%
Non-aeronautical revenue	27.2	26.6	2.3%	104.7	91.6	14.3%
Commercial revenue	16.0	15.3	4.4%	66.7	59.8	11.5%
Construction service revenue	11.2	11.2	-0.6%	37.9	31.7	19.6%
Total Revenue	45.2	42.7	5.9%	185.7	157.0	18.3%
Total Revenue Excluding IFRIC12(1)	34.0	31.5	8.2%	147.8	125.3	18.0%
Cost of Services	26.5	26.5	-0.1%	106.9	93.4	14.4%
Selling, general and administrative expenses	5.3	5.4	-1.2%	21.2	18.9	12.2%
Other expenses	-0.1	0.2	-130.1%	0.3	0.5	-47.7%
Total Costs and Expenses	31.8	32.1	-1.0%	128.3	112.8	13.8%
Total Costs and Expenses Excluding IFRIC12(2)	20.6	20.9	-1.3%	90.4	81.1	11.5%
Adjusted Segment EBITDA	14.8	11.7	26.3%	64.0	50.0	28.0%
Adjusted Segment EBITDA Mg	32.8%	27.5%	530	34.5%	31.8%	262
Adjusted EBITDA Margin excluding IFRIC 12 (3)	43.5%	37.3%	624	43.3%	39.9%	340
Capex	12.4	14.0	-11.4%	36.5	38.7	-5.8%

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Uruguay, where air traffic is predominantly international, passenger numbers continued to recover, rising by 5.1% YoY to 0.6 million, supported by new routes and increased frequencies. In the fourth quarter, American Airlines resumed its Montevideo–Miami route with three weekly flights, while both SKY and LATAM Airlines launched new routes: Montevideo–Rio de Janeiro and Punta del Este–Santiago de Chile, respectively, for the summer season. Additionally, Paranair resumed the direct route between Montevideo and Salto, reconnecting the two cities after more than twenty years.

Revenues increased 5.9% YoY to $45.2 million in 4Q24 on an ‘As reported’ basis, or 8.2% to $34.0 million, when excluding Construction Service revenues, driven by higher Aeronautical and Commercial revenues following traffic growth.

•	Aeronautical Revenues increased 11.7% YoY, or $1.9 million, to $18.0 million, supported by tariff adjustments and the 5.1% YoY increase in passenger traffic.

•	Commercial Revenues increased 4.4% YoY, or $0.7 million, to $16.0 million, primarily due to higher passenger-driven revenues, particularly Duty-free and VIP lounges, along with higher Cargo revenues.

Total Costs and Expenses decreased 1.0% YoY to $31.8 million. Excluding Construction Services, Total Cost and Expenses decreased 1.3% YoY to $20.6 million, due to lower SG&A expenses as Cost of services remained largely flat.

•	Cost of Services remained flat YoY at $26.5 million. Excluding Construction Service cost, Cost of Services remained unchanged at $15.3 million.

•	SG&A decreased 1.2% YoY, to $5.3 million.

Adjusted Segment EBITDA increased 26.3% YoY to $14.8 million in 4Q24, while the Adjusted EBITDA Margin Ex IFRIC12 expanded 6.2 percentage points to 43.5%, benefiting from higher operating leverage.

During 4Q24, CAAP made Capital Expenditures of $12.4 million in Uruguay, down from $14.0 million in 4Q23.

Armenia

	4Q24	4Q23	% Var.	2024	2023	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	1.2	1.2	-1.2%	5.3	5.4	-1.8%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	1.2	1.2	1.0%	5.4	5.4	-1.3%
Cargo Volume (in thousands of tons)	14.2	9.4	51.1%	42.2	33.9	24.8%
Total Aircraft Movements (in thousands)	9.8	9.9	-0.6%	39.9	44.1	-9.6%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	21.4	20.5	4.2%	90.5	88.5	2.3%
Non-aeronautical revenue	46.2	40.5	14.0%	162.3	164.0	-1.0%
Commercial revenue	38.6	39.2	-1.6%	150.5	160.4	-6.2%
Construction service revenue	7.6	1.3	485.9%	11.8	3.6	226.2%
Total Revenue	67.5	61.0	10.7%	252.8	252.5	0.1%
Total Revenue Excluding IFRIC12(1)	59.9	59.7	0.3%	241.0	248.9	-3.2%
Cost of Services	43.3	38.7	12.0%	154.7	156.5	-1.2%
Selling, general and administrative expenses	4.3	3.7	15.7%	16.2	14.3	13.2%
Other expenses	0.2	0.3	-18.4%	1.0	1.0	-2.9%
Total Costs and Expenses	47.9	42.7	12.1%	171.8	171.8	0.0%
Total Costs and Expenses Excluding IFRIC12(2)	40.5	41.4	-2.3%	160.3	168.3	-4.7%
Adjusted Segment EBITDA	25.3	23.3	8.7%	102.7	99.7	3.0%
Adjusted Segment EBITDA Mg	37.5%	38.2%	-67	40.6%	39.5%	114
Adjusted EBITDA Margin excluding IFRIC 12 (3)	41.9%	38.9%	296	42.5%	40.0%	245
Capex	6.3	1.9	231.9%	17.5	7.1	1.5

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Armenia, passenger traffic grew by 1.0% YoY to 1.2 million passengers, following a strong performance in 2023, driven by the introduction of new airlines and increased flight frequencies. In the fourth quarter, China Southern, Air Cairo, Salam Air, and Sky Express began operations at Yerevan Airport.

Revenues increased 10.7% YoY to $67.5 million in 4Q24 on an ‘As reported’ basis, or 0.3% when excluding Construction Service revenues, mainly driven by higher Aeronautical revenues, partially offset by lower Commercial revenues.

•	Aeronautical Revenues increased by 4.2% YoY, or $0.9 million, to $21.4 million, supported by the 1.0% YoY increase in passenger traffic.

•	Commercial Revenues decreased by 1.6% YoY, or $0.6 million, to $38.6 million. Growth in VIP lounges, Duty free, F&B, Advertising, and Cargo revenues was more than offset by a decline in fuel revenues (linked to Cost of Fuel) due to lower YoY aircraft activity.

Total Costs and Expenses increased 12.1% YoY to $47.9 million. Excluding IFRIC 12, Total Costs and Expenses decreased 2.3%, driven by lower Cost of Services, partially offset by higher SG&A expenses.

•	Cost of Services increased 12.0% YoY, or $4.6 million. Excluding IFRIC 12, Cost of Services declined 3.9%, mainly driven by lower Cost of fuel (linked to Fuel revenues) and Maintenance expenses, partially offset by higher Salaries and social security contributions.

•	SG&A increased 15.7% YoY, or $0.6 million, to $4.3 million in 4Q24.

Adjusted Segment EBITDA increased by 8.7% YoY to $25.3 million in 4Q24, with the Adjusted EBITDA Margin Ex IFRIC12 expanding 3.0 percentage points to 41.9%.

During 4Q24, CAAP made Capital Expenditures of $6.3 million in Armenia, compared to $1.9 million in 4Q23.

Ecuador

	4Q24	4Q23	% Var.	2024	2023	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.6	0.6	-2.6%	2.3	2.6	-8.3%
International Passengers (in millions)	0.6	0.6	0.2%	2.3	2.2	2.1%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	1.2	1.2	-0.9%	4.7	4.8	-3.3%
Cargo Volume (in thousands of tons)	9.6	9.5	0.9%	37.3	33.8	10.4%
Total Aircraft Movements (in thousands)	19.2	18.8	2.3%	76.1	78.5	-3.0%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	19.8	19.7	0.5%	81.4	78.3	4.0%
Non-aeronautical revenue	7.8	7.1	10.2%	28.8	26.9	7.2%
Commercial revenue	7.8	7.1	10.2%	28.7	26.9	7.0%
Construction service revenue	0.0	0.0	-	0.1	0.0	252.8%
Total Revenue	27.5	26.7	3.0%	110.3	105.2	4.8%
Total Revenue Excluding IFRIC12(1)	27.5	26.7	3.0%	110.2	105.2	4.7%
Cost of Services	15.8	16.9	-6.6%	63.9	62.3	2.6%
Selling, general and administrative expenses	3.4	3.7	-9.1%	16.4	14.6	12.2%
Other expenses	0.0	0.0	-46.4%	0.0	0.0	-27.7%
Total Costs and Expenses	19.2	20.6	-7.0%	80.3	76.9	4.4%
Total Costs and Expenses Excluding IFRIC12(2)	19.2	20.6	-7.0%	80.2	76.9	4.3%
Adjusted Segment EBITDA	9.3	7.2	29.6%	33.7	32.0	5.4%
Adjusted Segment EBITDA Mg	33.7%	26.8%	691	30.6%	30.4%	19
Adjusted EBITDA Margin excluding IFRIC 12(3)	33.7%	26.8%	691	30.6%	30.4%	20
Capex	1.8	0.2	647%	4.2	3.3	27%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Ecuador, total passenger traffic declined by 0.9% YoY to 1.2 million passengers, as a slight increase in international traffic was offset by weaker domestic travel. International passenger traffic edged up by 0.2% YoY, while domestic traffic fell by 2.6% YoY, primarily due to high airfare prices impacting travel demand and security concerns.

Revenues increased 3.0% YoY to $27.5 million in 4Q24 on an ‘As reported’ basis, driven primarily by higher Commercial revenues and, to a lesser extent, growth in Aeronautical revenues.

•	Aeronautical Revenues increased 0.5% YoY, or $0.1 million, to $19.8 million.

•	Commercial Revenues increased 10.2% YoY, or $0.7 million, to $7.8 million, reflecting higher sales in Retail stores and Duty Free revenues.

Total Costs and Expenses decreased 7.0% YoY to $19.2 million, mainly due to lower Cost of services.

•	Cost of Services decreased 6.6% YoY, or $1.1 million, mainly driven by lower Maintenance expenses.

•	SG&A decreased 9.1% YoY, to $3.4 million.

Adjusted Segment EBITDA increased 29.6% YoY to $9.3 million, with the Adjusted EBITDA Margin expanding 6.9 percentage point to 33.7%.

During 4Q24, CAAP made Capital Expenditures of $1.8 million in Ecuador, compared to $0.2 million in 4Q23.

Key Quarter Highlights and Subsequent Events

CAISA | New Private Aviation Terminal at Punta del Este Airport

In December 2024, CAAP inaugurated a state-of-the-art private aviation terminal at Punta del Este International Airport, in Uruguay. With a surface area three times larger than the previous facility, the new terminal represents a symbol of exclusivity, design, and personalized service. This expansion aligns with the Company’s ongoing commitment to enhancing private aviation services, providing passengers with greater comfort, privacy, and tailored experiences in a sector that has experienced significant growth in recent years.

PDS | Concession Agreement

On February 10, 2025, PDS assumed control of Durazno’s International Airport “Santa Bernardina”, in accordance with the terms established in the amended concession agreement signed on November 8, 2021, making it the last of the six new airports to be taken over.

AA2000 | Routes Americas Awards 2025

On February 11, 2025, the Company received the prestigious Routes Americas Award, recognizing Aeroparque Jorge Newbery as the best airport in the Americas in the category of airports handling 4 to 20 million passengers. This award highlights the Company's dedication to enhancing connectivity, fostering growth, and achieving excellence in air route development. Granted by Routes Americas, the recognition honors organizations that implement effective marketing strategies to drive air service expansion and positively impact the commercial aviation sector.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2019 closing rate for 2019 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 4Q24, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

Non-Financial Disclosure

With the assistance of an external advisor and under guidance of the Board of Directors, the Company is preparing its ESG policy and gearing up to make the necessary disclosure under the Corporate Sustainability Reporting Directive in a timely manner.

4Q24 EARNINGS CONFERENCE CALL

When:	09:00 a.m. Eastern Time, March 19, 2025
Who:	Mr. Martín Eurnekian, Chief Executive Officer
Mr. Jorge Arruda, Chief Financial Officer
Mr. Patricio Iñaki Esnaola, Head of Investor Relations
Dial-in:	1-800-549-8228 (North America, Toll Free); 1-289-819-1520 (Other locations); Conference ID: 69248
Webcast:	CAAP 4Q24 Earnings Conference Call
Replay:	1-888-660-6264 (North America, Toll Free); 1-289-819-1325 (Other locations); Playback Passcode: 69248 #

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 23 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2024, Corporación América Airports served 79.0 million passengers, 2.7% (or 0.4% excluding Natal) below the 81.1 million passengers served in 2023, and 6.2% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: the Covid-19 impact, delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU or the AMD against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2019 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716

-- Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	4Q24	4Q23	% Var.	2024	2023	% Var.
Argentina
Domestic Passengers (in millions)	7.7	8.1	-5.9%	27.8	30.5	-9.1%
International Passengers (in millions)	3.5	3.2	11.3%	13.1	11.7	11.6%
Transit passengers (in millions)	0.3	0.3	-13.9%	1.3	1.4	-8.6%
Total passengers (in millions)	11.5	11.7	-1.4%	42.1	43.7	-3.5%
Cargo volume (in thousands of tons)	63.4	53.3	19.0%	207.5	191.8	8.2%
Aircraft movements (in thousands)	121.5	115.6	5.1%	449.7	458.6	-1.9%
Italy
Domestic Passengers (in millions)	0.5	0.4	18.8%	1.9	1.7	7.6%
International Passengers (in millions)	1.5	1.4	8.8%	7.2	6.4	11.6%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	2.0	1.8	11.0%	9.0	8.2	10.7%
Cargo volume (in thousands of tons)	3.6	3.5	4.2%	13.0	12.9	0.7%
Aircraft movements (in thousands)	18.2	17.5	4.2%	82.2	77.9	5.5%
Brazil
Domestic Passengers (in millions)	2.3	2.7	-13.7%	9.0	10.9	-16.9%
International Passengers (in millions)	0.2	0.2	7.2%	0.7	0.6	12.4%
Transit passengers (in millions)	1.5	1.4	3.3%	5.8	5.6	3.2%
Total passengers (in millions)	4.0	4.3	-7.2%	15.5	17.1	-9.2%
Cargo volume (in thousands of tons)	18.3	18.2	0.4%	65.6	66.6	-1.5%
Aircraft movements (in thousands)	35.8	39.0	-8.1%	143.2	158.4	-9.6%
Uruguay
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	0.5	0.5	4.3%	2.2	1.9	13.8%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	0.6	0.5	5.1%	2.2	2.0	14.9%
Cargo volume (in thousands of tons)	9.3	7.8	18.1%	32.3	31.2	3.5%
Aircraft movements (in thousands)	9.0	8.8	1.5%	32.5	32.0	1.7%
Ecuador(1)
Domestic Passengers (in millions)	0.6	0.6	-2.6%	2.3	2.6	-8.3%
International Passengers (in millions)	0.6	0.6	0.2%	2.3	2.2	2.1%
Transit passengers (in millions)	0.0	0.0	16.2%	0.1	0.1	11.2%
Total passengers (in millions)	1.2	1.2	-0.9%	4.7	4.8	-3.3%
Cargo volume (in thousands of tons)	9.6	9.5	0.9%	37.3	33.8	10.4%
Aircraft movements (in thousands)	19.2	18.8	2.3%	76.1	78.5	-3.0%
Armenia
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	1.2	1.2	-1.2%	5.3	5.4	-1.8%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	1.2	1.2	1.0%	5.4	5.4	-1.3%
Cargo volume (in thousands of tons)	14.2	9.4	51.1%	42.2	33.9	24.8%
Aircraft movements (in thousands)	9.8	9.9	-0.6%	39.9	44.1	-9.6%

1)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.

Foreign Exchange Rate

Country	4Q24	4Q23	4Q24	4Q23	3Q24	3Q23	3Q24	3Q23
	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP
Argentine Peso	1,000.3	444.1	1,032.0	808.5	942.0	334.6	970.5	350.0
Euro	1.1	1.1	1.0	1.1	1.1	1.1	1.1	1.1
Brazilian Real	5.8	5.0	6.2	4.8	5.5	4.9	5.4	5.0
Uruguayan Peso	42.3	39.2	44.0	39.3	40.5	38.0	41.6	38.6

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)

	4Q24 as reported	4Q23 as reported	% Var as reported	IAS 29	4Q24 ex IAS 29	4Q23 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	211.6	164.0	29.0%	-1.1	212.7	209.1	1.7%
Passenger use fees	179.9	136.5	31.8%	-1.0	180.9	176.3	2.6%
Aircraft fees	31.3	27.1	15.5%	-0.1	31.4	32.4	-3.2%
Other	0.4	0.4	-12.9%	-	0.4	0.4	-12.9%

Commercial Revenue Breakdown (in US$ million)

	4Q24 as reported	4Q23 as reported	% Var as reported	IAS 29	4Q24 ex IAS 29	4Q23 ex IAS 29	% Var ex IAS 29
Commercial revenue	183.9	156.5	17.5%	2.2	181.7	187.1	-2.9%
Warehouse use fees	49.4	36.8	34.5%	-0.3	49.7	51.2	-3.0%
Duty free shops	20.1	22.1	-9.4%	0.0	20.1	29.1	-30.9%
Rental of space (including hangars)	10.4	9.6	8.0%	0.0	10.4	11.4	-9.5%
Parking facilities	13.0	7.7	68.7%	-0.1	13.1	9.5	37.2%
Fuel	29.9	33.9	-11.7%	0.0	29.9	35.1	-14.7%
Food and beverage services	8.8	6.6	33.6%	0.1	8.7	7.6	14.3%
Advertising	6.3	5.4	16.3%	0.4	5.9	6.5	-8.8%
Services and retail stores	5.0	4.0	27.2%	0.0	5.0	4.5	12.7%
Catering	3.4	2.0	69.8%	0.0	3.4	2.9	20.1%
VIP lounges	17.9	10.8	65.1%	0.2	17.7	11.4	55.0%
Walkway services	1.9	1.5	28.8%	0.0	1.9	1.9	-0.1%
Other	17.7	16.1	10.3%	1.9	15.9	16.0	-1.0%

Revenues by Segment (in US$ million)

Country	2024 as reported	2023 as reported	% Var as reported	IAS 29	2024 ex IAS 29	2023 ex IAS 29	% Var ex IAS 29
Argentina	1043.9	640.6	63.0%	94.0	949.8	982.0	-3.3%
Italy	138.8	133.4	4.0%	-	138.8	133.4	4.0%
Brazil	111.1	110.6	0.4%	-	111.1	110.6	0.4%
Uruguay	185.7	157.0	18.3%	-	185.7	157.0	18.3%
Armenia	252.8	252.5	0.1%	-	252.8	252.5	0.1%
Ecuador (1)	110.3	105.2	4.8%	-	110.3	105.2	4.8%
Unallocated	0.7	0.7	1.4%	-	0.7	0.7	1.4%
Total consolidated revenue	1843.3	1400.0	31.7%	94.0	1749.2	1741.5	0.4%

1 Only includes Guayaquil Airport.

Revenue Breakdown (in US$ million)

	2024 as reported	2023 as reported	% Var as reported	IAS 29	2024 ex IAS 29	2023 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	876.7	644.5	36.0%	47.8	828.9	803.6	3.1%
Non-aeronautical Revenue	966.5	755.6	27.9%	46.2	920.3	937.8	-1.9%
Commercial revenue	738.7	603.7	22.4%	37.5	701.2	730.1	-4.0%
Construction service revenue (1)	223.4	144.7	54.3%	8.7	214.7	200.5	7.1%
Other revenue	4.5	7.2	-37.7%	-	4.5	7.2	-37.7%
Total Consolidated Revenue	1843.3	1400.0	31.7%	94.0	1749.2	1741.5	0.4%
Total Revenue excluding Construction Service revenue (2)	1619.9	1255.3	29.0%	85.3	1534.6	1541.0	-0.4%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Breakdown (in US$ million)

	2024 as reported	2023 as reported	% Var as reported	IAS 29	2024 ex IAS 29	2023 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	876.7	644.5	36.0%	47.8	828.9	803.6	3.1%
Passenger use fees	747.2	539.2	38.6%	42.4	704.8	681.1	3.5%
Aircraft fees	130.3	106.6	22.3%	5.5	124.8	123.9	0.8%
Other	-0.8	-1.3	-41.2%	-	-0.8	-1.3	-41.2%

Commercial Revenue Breakdown (in US$ million)

	2024 as reported	2023 as reported	% Var as reported	IAS 29	2024 ex IAS 29	2023 ex IAS 29	% Var ex IAS 29
Commercial revenue	738.7	603.7	22.4%	37.5	701.2	730.1	-4.0%
Warehouse use fees	206.3	147.8	39.6%	15.8	190.5	209.9	-9.2%
Duty free shops	82.8	77.1	7.5%	3.8	79.1	101.0	-21.7%
Rental of space (including hangars)	43.3	36.2	19.9%	2.0	41.3	42.5	-2.8%
Parking facilities	47.8	32.7	46.2%	1.7	46.1	41.1	12.2%
Fuel	120.2	134.2	-10.4%	0.8	119.4	137.4	-13.1%
Food and beverage services	32.2	25.6	25.8%	1.3	30.9	29.6	4.6%
Advertising	28.3	19.5	45.0%	3.3	25.0	21.9	14.2%
Services and retail stores	17.7	14.9	18.8%	0.4	17.3	16.6	4.5%
Catering	13.3	7.3	83.5%	0.9	12.4	10.2	21.8%
VIP lounges	66.0	40.3	63.7%	2.7	63.3	42.2	49.9%
Walkway services	8.1	6.0	34.6%	0.5	7.6	7.7	-0.7%
Other	72.5	62.1	16.7%	4.4	68.1	70.1	-2.9%

Total Expenses Breakdown (in US$ million)

	4Q24 as reported	4Q23 as reported	% Var as reported	IAS 29	4Q24 ex IAS 29	4Q23 ex IAS 29	% Var ex IAS 29
Cost of services	318.2	249.7	27.5%	25.0	293.2	290.7	0.9%
SG&A	56.8	37.5	51.4%	0.5	56.3	45.8	22.7%
Financial loss	47.0	261.7	-82.0%	-40.0	87.1	732.2	-88.1%
Inflation adjustment	0.1	18.7	-99.7%	-0.2	0.3	1.0	-73.5%
Other expenses	1.3	-99.9	-101.3%	0.2	1.1	-99.2	-101.1%
Income tax expense	34.1	-66.3	-151.4%	20.1	14.0	-287.3	-104.9%
Total expenses	457.4	401.3	14.0%	5.5	451.9	683.3	-33.9%

Cost of Services (in US$ million)

	4Q24 as reported	4Q23 as reported	% Var as reported	IAS 29	4Q24 ex IAS 29	4Q23 ex IAS 29	% Var ex IAS 29
Cost of Services	318.2	249.7	27.5%	25.0	293.2	290.7	0.9%
Salaries and social security contributions	62.7	52.2	20.1%	-0.4	63.1	68.4	-7.8%
Concession fees	51.2	41.1	24.5%	-0.2	51.5	52.9	-2.7%
Construction service cost	60.2	38.7	55.6%	-1.6	61.8	52.5	17.7%
Maintenance expenses	47.4	31.1	52.3%	1.5	45.9	37.6	21.9%
Amortization and depreciation	45.2	31.0	45.9%	26.2	19.0	19.3	-1.2%
Services and fees	15.4	15.5	-0.6%	-0.3	15.6	17.6	-11.0%
Cost of fuel	24.4	27.8	-12.5%	-	24.4	27.8	-12.5%
Taxes	1.0	0.4	142.3%	-0.1	1.1	0.8	37.8%
Office expenses	3.8	3.5	7.5%	-0.1	3.9	5.4	-27.6%
Provision for maintenance cost	2.0	2.2	-8.9%	-	2.0	2.2	-8.9%
Others	5.0	6.1	-18.2%	0.0	5.0	6.2	-19.3%

Selling, General and Administrative Expenses (in US$ million)

	4Q24 as reported	4Q23 as reported	% Var as reported	IAS 29	4Q24 ex IAS 29	4Q23 ex IAS 29	% Var ex IAS 29
SG&A	56.8	37.5	51.4%	0.5	56.3	45.8	22.7%
Taxes	20.2	10.1	100.3%	0.0	20.3	14.7	37.6%
Salaries and social security contributions	12.4	9.0	38.1%	0.1	12.4	11.8	4.7%
Services and fees	12.1	10.3	17.9%	0.1	12.0	11.0	8.7%
Office expenses	2.6	1.6	61.1%	0.0	2.6	2.3	9.2%
Amortization and depreciation	2.0	1.7	18.2%	0.4	1.6	0.8	89.3%
Maintenance expenses	0.4	0.7	-38.8%	-0.1	0.5	0.8	-38.8%
Advertising	2.2	0.5	362.2%	-0.1	2.3	0.6	284.1%
Insurances	0.7	0.8	-9.9%	0.0	0.7	0.9	-19.7%
Bad debts recovery	-1.3	-1.2	8.4%	-0.3	-1.0	-2.7	-63.0%
Bad debts	2.4	0.9	171.0%	0.3	2.1	2.5	-14.2%
Others	3.0	3.2	-6.8%	0.0	3.0	3.2	-7.2%

Expenses by Segment (in US$ million)

Country	4Q24 as reported	4Q23 as reported	% Var as reported	IAS 29	4Q24 ex IAS 29	4Q23 ex IAS 29	% Var ex IAS 29
Argentina	213.2	133.4	59.8%	25.7	187.5	183.5	2.2%
Italy	31.1	30.9	0.7%	-	31.1	30.9	0.7%
Brazil	20.4	-78.3	-126.0%	-	20.4	-78.3	-126.0%
Uruguay	31.8	32.1	-1.0%	-	31.8	32.1	-1.0%
Armenia	47.9	42.7	12.1%	-	47.9	42.7	12.1%
Ecuador	19.2	20.6	-7.0%	-	19.2	20.6	-7.0%
Unallocated	12.7	6.0	113.7%	-	12.7	6.0	113.7%
Total consolidated expenses (1) (2)	376.2	187.4	100.7%	25.7	350.6	237.5	47.6%
(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL using the equity method

Costs and Expenses (in US$ million)

	2024 as reported	2023 as reported	% Var as reported	IAS 29	2024 ex IAS 29	2023 ex IAS 29	% Var ex IAS 29
Cost of Services	1237.3	914.7	35.3%	145.4	1092.0	1064.4	2.6%
Salaries and social security contributions	251.8	185.9	35.4%	12.4	239.4	237.6	0.8%
Concession fees	210.6	156.2	34.8%	11.8	198.8	199.4	-0.3%
Construction service cost	216.8	138.3	56.8%	8.7	208.1	193.9	7.3%
Maintenance expenses	170.7	105.6	61.6%	10.1	160.6	136.7	17.5%
Amortization and depreciation	175.1	123.7	41.6%	98.9	76.2	78.3	-2.8%
Other	212.3	204.9	3.6%	3.5	208.8	218.5	-4.5%
Cost of Services Excluding Construction Service cost	1020.5	776.4	31.4%	136.7	883.8	870.5	1.5%
Selling, general and administrative expenses	198.1	138.7	42.9%	9.2	188.9	167.7	12.7%
Other expenses	7.0	-93.4	-107.5%	0.9	6.1	-89.9	-106.8%
Total Costs and Expenses	1442.4	960.0	50.3%	155.4	1287.0	1142.2	12.7%
Total Costs and Expenses Excluding Construction Service cost	1225.6	821.7	49.2%	146.7	1078.9	948.3	13.8%

Total Expenses Breakdown (in US$ million)

	2024 as reported	2023 as reported	% Var as reported	IAS 29	2024 ex IAS 29	2023 ex IAS 29	% Var ex IAS 29
Cost of services	1237.3	914.7	35.3%	145.4	1092.0	1064.4	2.6%
SG&A	198.1	138.7	42.9%	9.2	188.9	167.7	12.7%
Financial loss	-110.3	406.6	-127.1%	-472.3	362.0	1367.2	-73.5%
Inflation adjustment	21.3	40.5	-47.6%	25.3	-4.0	1.2	-433.2%
Other expenses	7.0	-93.4	-107.5%	0.9	6.1	-89.9	-106.8%
Income tax expense	298.8	-24.2	-1332.7%	302.1	-3.3	-491.1	-99.3%
Total expenses	1652.2	1382.8	19.5%	10.4	1641.7	2019.5	-18.7%

Cost of Services (in US$ million)

	2024 as reported	2023 as reported	% Var as reported	IAS 29	2024 ex IAS 29	2023 ex IAS 29	% Var ex IAS 29
Cost of Services	1237.3	914.7	35.3%	145.4	1092.0	1064.4	2.6%
Salaries and social security contributions	251.8	185.9	35.4%	12.4	239.4	237.6	0.8%
Concession fees	210.6	156.2	34.8%	11.8	198.8	199.4	-0.3%
Construction service cost	216.8	138.3	56.8%	8.7	208.1	193.9	7.3%
Maintenance expenses	170.7	105.6	61.6%	10.1	160.6	136.7	17.5%
Amortization and depreciation	175.1	123.7	41.6%	98.9	76.2	78.3	-2.8%
Services and fees	69.9	56.6	23.4%	1.9	68.0	63.4	7.3%
Cost of fuel	98.7	113.1	-12.7%	-	98.7	113.1	-12.7%
Taxes	5.4	2.4	129.8%	0.5	4.9	3.7	34.3%
Office expenses	16.0	9.7	64.5%	1.1	15.0	14.9	0.7%
Provision for maintenance cost	4.6	4.4	5.0%	-	4.6	4.4	5.0%
Others	17.6	18.8	-6.0%	0.0	17.6	19.2	-8.3%

Selling, General and Administrative Expenses (in US$ million)

	2024 as reported	2023 as reported	% Var as reported	IAS 29	2024 ex IAS 29	2023 ex IAS 29	% Var ex IAS 29
SG&A	198.1	138.7	42.9%	9.2	188.9	167.7	12.7%
Taxes	63.4	37.0	71.3%	4.6	58.8	54.1	8.5%
Salaries and social security contributions	46.1	33.0	39.6%	2.0	44.1	30.0	46.9%
Services and fees	45.3	39.7	14.2%	0.4	44.9	41.5	8.4%
Office expenses	8.8	4.9	81.2%	0.6	8.2	6.9	20.0%
Amortization and depreciation	7.4	6.3	16.6%	1.1	6.3	15.9	-60.6%
Maintenance expenses	2.5	2.1	16.4%	0.0	2.4	2.5	-1.0%
Advertising	6.5	1.5	320.1%	0.1	6.4	2.0	222.7%
Insurances	2.7	2.8	-5.0%	0.1	2.6	3.0	-12.8%
Bad debts recovery	-4.4	-3.4	29.1%	-0.2	-4.3	-5.6	-24.2%
Bad debts	8.9	5.0	78.2%	0.4	8.4	7.7	9.4%
Others	11.0	9.7	13.3%	0.0	11.0	9.7	13.2%

Expenses by Segment (in US$ million)

Country	2024 as reported	2023 as reported	% Var as reported	IAS 29	2024 ex IAS 29	2023 ex IAS 29	% Var ex IAS 29
Argentina	841.0	481.9	74.5%	155.4	685.6	664.2	3.2%
Italy	106.1	105.7	0.4%	-	106.1	105.7	0.4%
Brazil	82.9	-12.9	-745.0%	-	82.9	-12.9	-745.0%
Uruguay	128.3	112.8	13.8%	-	128.3	112.8	13.8%
Armenia	171.8	171.8	0.0%	-	171.8	171.8	0.0%
Ecuador	80.3	76.9	4.4%	-	80.3	76.9	4.4%
Unallocated	31.9	23.7	34.9%	-	31.9	23.7	34.9%
Total consolidated expenses (1) (2)	1442.4	960.0	50.3%	155.4	1287.0	1142.3	12.7%
(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL using the equity method

Adjusted EBITDA by Segment (in US$ million)

	2024 as reported	2023 as reported	% Var as reported	IAS 29	2024 ex IAS 29	2023 ex IAS 29	% Var ex IAS 29
Argentina	335.3	232.0	44.5%	40.7	294.5	362.7	-18.8%
Italy	44.3	39.1	13.1%	-	44.3	39.1	13.1%
Brazil	61.5	218.3	-71.8%	-	61.5	218.3	-71.8%
Uruguay	64.0	50.0	28.0%	-	64.0	50.0	28.0%
Armenia	102.7	99.7	3.0%	-	102.7	99.7	3.0%
Ecuador	33.7	32.0	5.4%	-	33.7	32.0	5.4%
Unallocated	-12.7	6.6	-293.6%	-	-12.7	6.6	-293.6%
Total segment EBITDA	628.7	677.7	-7.2%	40.7	588.0	808.4	-27.3%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	2024 as reported	2023 as reported	% Var as reported	IAS 29	2024 ex IAS 29	2023 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	307.9	226.5	36.0%	68.8	239.2	113.2	111.3%
Financial Income	-71.4	-101.6	-29.7%	16.9	-88.3	-276.3	-68.0%
Financial Loss	-110.3	406.6	-127.1%	-472.3	362.0	1367.2	-73.5%
Inflation adjustment	21.3	40.5	-47.6%	25.3	-4.0	1.2	-433.2%
Income Tax Expense	298.8	-24.2	-1332.7%	302.1	-3.3	-491.1	-99.3%
Amortization and Depreciation	182.5	130.0	40.4%	100.0	82.5	94.3	-12.5%
Adjusted EBITDA	628.7	677.7	-7.2%	40.7	588.0	808.4	-27.3%
Adjusted EBITDA Margin	34.1%	48.4%	-1430	-	33.6%	46.4%	-1280
Adjusted EBITDA excluding Construction Service	622.2	671.3	-7.3%	40.7	581.5	801.8	-27.5%
Adjusted EBITDA Margin excluding Construction Service	38.4%	53.5%	-1506	-	37.9%	52.0%	-1414

Financial Income / Loss (in US$ million)

	2024 as reported	2023 as reported	% Var as reported	IAS 29	2024 ex IAS 29	2023 ex IAS 29	% Var ex IAS 29
Financial Income	71.4	101.6	-29.7%	-16.9	88.3	276.3	-68.0%
Interest income	56.4	52.7	7.0%	4.1	52.3	72.6	-28.0%
Foreign exchange income	2.5	39.8	-93.6%	-20.8	23.3	194.6	-88.0%
Other	12.5	9.1	37.0%	-0.2	12.7	9.1	39.2%
Inflation adjustment	-21.3	-40.5	-47.6%	-25.3	4.0	-1.2	-433.2%
Inflation adjustment	-21.3	-40.5	-47.6%	-25.3	4.0	-1.2	-433.2%
Financial Loss	110.3	-406.6	-127.1%	472.3	-362.0	-1367.2	-73.5%
Interest Expenses	-107.5	-95.2	12.9%	-5.2	-102.3	-116.8	-12.4%
Foreign exchange transaction expenses	314.5	-203.8	-254.3%	477.5	-163.0	-1142.6	-85.7%
Changes in liability for concessions	-87.6	-98.5	-11.1%	-	-87.6	-98.5	-11.1%
Other financial loss	-9.2	-9.1	0.8%	0	-9.2	-9.3	-1.1%
Financial Loss, Net	160.5	-345.5	-146.4%	430.1	-269.6	-1092.1	-75.3%

See “Use of Non-IFRS Financial Measures” on page 23.

% Ownership by Concession
Aeropuertos Argentina 2000	Argentina	84.8%
Neuquén	Argentina	77.7%
Bahía Blanca	Argentina	85.0%
Toscana Aeroporti (Florence and Pisa airports)	Italy	46.7%
ICAB (Brasilia Airport)	Brazil	51.0%
Puerta del Sur (Carrasco Airport)	Uruguay	100.0%
CAISA (Punta del Este Airport)	Uruguay	100.0%
AIA (Armenian airports)	Armenia	100.0%
TAGSA (Guayaquil Airport)	Ecuador	50.0%
ECOGAL (Galápagos Airport)	Ecuador	99.9%

Selected Income Statement Data (in US$ million)

	4Q24	4Q23	% Var.	2024	2023	% Var.
Argentina
Total Revenue	254.3	169.7	49.9%	1043.9	640.6	63.0%
Total Revenue Excluding IFRIC12(1)	219.0	147.8	48.1%	888.3	547.5	62.2%
Operating Income	45.8	39.4	16.4%	224.4	171.5	30.8%
Net Income	16.0	-82.5	-119.4%	280.2	14.0	1907.6%
Adjusted Segment EBITDA	75.6	54.7	38.1%	335.3	232.0	44.5%
Adjusted Segment EBITDA Mg	29.7%	32.3%	-2.6pp	32.1%	36.2%	-4.1pp
Adjusted EBITDA Margin excluding IFRIC	34.5%	37.0%	-2.5pp	37.7%	42.4%	-4.6pp
Italy
Total Revenue	38.7	35.4	9.4%	138.8	133.4	4.0%
Total Revenue Excluding IFRIC12(1)	28.8	26.7	7.8%	122.4	117.2	4.4%
Operating Income	8.4	4.7	77.7%	33.7	28.4	18.5%
Net Income	4.6	1.9	140.3%	18.4	14.2	29.5%
Adjusted Segment EBITDA	10.7	7.4	43.8%	44.3	39.1	13.1%
Adjusted Segment EBITDA Mg	27.6%	21.0%	6.6pp	31.9%	29.3%	2.6pp
Adjusted EBITDA Margin excluding IFRIC	21.8%	10.9%	10.9pp	31.3%	28.1%	3.3pp
Brazil
Total Revenue	28.2	29.6	-4.9%	111.1	110.7	0.4%
Total Revenue Excluding IFRIC12(1)	27.4	29.5	-7.2%	109.6	110.5	-0.8%
Operating Income	25.0	186.7	-0.9	50.3	206.3	-0.8
Net Income	1.7	162.0	-1.0	-81.5	96.8	-1.8
Adjusted Segment EBITDA	27.6	189.8	-0.9	61.5	218.3	-0.7
Adjusted Segment EBITDA Mg	98.0%	640.6%	-542.6pp	55.4%	197.2%	-141.9pp
Adjusted EBITDA Margin excluding IFRIC	100.9%	37.3%	-63.6pp	56.1%	39.9%	-16.2pp
Uruguay
Total Revenue	45.2	42.7	5.9%	185.7	157.0	18.3%
Total Revenue Excluding IFRIC12(1)	34.0	31.5	8.2%	147.8	125.3	18.0%
Operating Income	12.7	9.9	27.8%	54.4	41.8	30.1%
Net Income	11.9	12.4	-4.5%	50.5	42.4	19.1%
Adjusted Segment EBITDA	14.8	11.7	26.3%	64.0	50.0	28.0%
Adjusted Segment EBITDA Mg	32.8%	27.5%	5.3pp	34.5%	31.8%	2.6pp
Adjusted EBITDA Margin excluding IFRIC	43.5%	37.3%	6.2pp	43.3%	39.9%	3.4pp

4Q24	4Q23	% Var.	2024	2023	% Var.
Ecuador
Total Revenue	27.5	26.7	3.0%	110.3	105.2	4.8%
Total Revenue Excluding IFRIC12(1)	27.5	26.7	3.0%	110.2	105.2	4.7%
Operating Income	7.5	5.4	37.9%	26.6	25.3	5.3%
Net Income	7.4	5.4	37.4%	25.3	23.5	7.4%
Adjusted Segment EBITDA	9.3	7.2	29.6%	33.7	32.0	5.4%
Adjusted Segment EBITDA Mg	33.7%	26.8%	6.9pp	30.6%	30.4%	0.2pp
Adjusted EBITDA Margin excluding IFRIC	33.7%	26.8%	6.9pp	30.6%	30.4%	0.2pp
Armenia
Total Revenue	67.5	61.0	10.7%	252.8	252.5	0.1%
Total Revenue Excluding IFRIC12(1)	59.9	59.7	0.3%	241.0	248.9	-3.2%
Operating Income	19.8	18.4	7.5%	81.3	80.0	1.6%
Net Income	15.7	14.8	5.7%	63.6	62.9	1.0%
Adjusted Segment EBITDA	25.3	23.3	8.7%	102.7	99.7	3.0%
Adjusted Segment EBITDA Mg	37.5%	38.2%	-0.7pp	40.6%	39.5%	1.1pp
Adjusted EBITDA Margin excluding IFRIC	41.9%	38.9%	3.0pp	42.5%	40.0%	2.5pp
Unallocated
Total revenue	-0.5	-0.1	347.9%	0.7	0.7	1.4%
Operating Income	-10.7	-1.1	870.2%	-23.6	-12.8	84.7%
Net Income	-12.7	2.4	-623.8%	-48.5	-27.4	77.4%
Adjusted segment EBITDA	-7.9	9.1	-186.2%	-12.7	6.6	-293.6%
Adjusted Segment EBITDA Mg	N/A	N/A	N/A	N/A	#N/A	N/A

1 Excludes Construction Service revenue.

2 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	4Q24	4Q23	% Var.	4Q24	4Q23	% Var.	4Q24	4Q23	% Var.	4Q24	4Q23	% Var.	4Q24	4Q23	% Var.	4Q24	4Q23	% Var.
Argentina
Aeroparque	2,954	3,027	-2.4%	1,038	851	22.0%	213	230	-7.3%	4,206	4,108	2.4%	425	281	51.2%	34,066	33,350	2.1%
Bariloche	565	629	-10.1%	21	18	18.0%	1	2	-	587	648	-9.4%	-	-	-	4,353	4,730	-8.0%
Catamarca	22	22	-1.9%	-	-	-	2	2	-1.4%	24	24	-1.8%	-	5	-	779	687	13.4%
C. Rivadavia	153	155	-1.1%	-	-	-	0	2	-	154	158	-2.6%	125	96	30.2%	1,732	1,714	1.1%
Córdoba	607	658	-7.8%	164	130	25.4%	1	10	-	771	799	-3.5%	356	172	107.3%	7,047	6,944	1.5%
El Palomar	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,317	1,025	28.5%
Esquel	29	27	7.2%	-	-	-	-	-	-	29	27	7.2%	-	-	-	430	341	26.1%
Ezeiza	766	874	-12.4%	2,146	2,050	4.7%	63	66	-4.6%	2,975	2,990	-0.5%	60,926	51,280	18.8%	19,293	19,563	-1.4%
Formosa	22	31	-28.9%	-	-	-	0	-	-	22	31	-28.9%	14	7	102.3%	390	531	-26.6%
General Pico	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	621	236	163.1%
Iguazú	465	423	10.0%	-	0	-	-	0	-	465	424	9.8%	-	-	-	3,557	3,056	16.4%
Jujuy	115	158	-27.2%	1	-	-	-	2	-	116	160	-27.8%	20	-	-	1,136	1,314	-13.5%
La Rioja	19	22	-15.5%	-	-	-	2	3	-6.1%	21	25	-14.5%	-	19	-	500	497	0.6%
Malargüe	-	0	-	-	-	-	-	0	-	-	0	-	-	-	-	235	183	28.4%
Mar del Plata	67	85	-21.2%	-	-	-	0	4	-	67	89	-24.0%	15	0	-	1,790	2,095	-14.6%
Mendoza	500	524	-4.5%	158	132	20.0%	6	11	-42.7%	664	666	-0.2%	99	136	-26.9%	5,910	5,862	0.8%
Paraná	10	15	-36.6%	-	-	-	-	-	-	10	15	-36.6%	-	-	-	875	970	-9.8%
Posadas	80	102	-21.2%	-	-	-	-	-	-	80	102	-21.2%	46	29	61.9%	1,106	1,082	2.2%
Pto Madryn	61	67	-8.2%	-	-	-	-	-	-	61	67	-8.2%	9	7	28.7%	485	576	-15.8%
Reconquista	-	3	-	-	-	-	-	-	-	-	3	-	-	-	-	688	772	-10.9%
Resistencia	47	61	-22.0%	-	-	-	0	1	-	47	62	-23.4%	75	64	17.2%	827	967	-14.5%
Río Cuarto	8	6	22.7%	-	-	-	-	0	-	8	6	22.6%	0	-	-	227	196	15.8%
Río Gallegos	44	61	-28.2%	-	0	-	1	3	-57.4%	45	64	-29.4%	64	86	-25.8%	973	1,160	-16.1%
Río Grande	32	48	-33.3%	-	-	-	0	0	-	32	48	-33.0%	865	861	0.4%	969	804	20.5%
Salta	348	371	-6.2%	17	5	250.2%	0	0	-	365	376	-2.8%	80	70	13.9%	4,796	4,206	14.0%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	4Q24	4Q23	% Var.	4Q24	4Q23	% Var.	4Q24	4Q23	% Var.	4Q24	4Q23	% Var.	4Q24	4Q23	% Var.	4Q24	4Q23	% Var.
San Fernando	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	15,065	10,177	48.0%
San Juan	56	60	-6.8%	-	-	-	-	-	-	56	60	-6.8%	-	-	-	670	694	-3.5%
San Luis	17	24	-27.1%	-	-	-	-	-	-	17	24	-27.1%	8	-	-	467	503	-7.2%
San Rafael	14	14	4.2%	-	-	-	0	-	-	15	14	5.0%	-	-	-	2,231	1,986	12.3%
Santa Rosa	10	13	-27.6%	-	-	-	-	-	-	10	13	-27.6%	6	1	509.0%	681	834	-18.3%
Santiago del Estero	51	61	-16.5%	-	-	-	-	-	-	51	61	-16.5%	19	6	236.1%	1,333	1,231	8.3%
Tucumán	183	221	-17.0%	-	-	-	0	0	-	184	221	-17.0%	89	27	235.0%	1,896	2,014	-5.9%
Viedma	9	11	-20.0%	-	-	-	-	1	-	9	12	-26.7%	-	-	-	187	216	-13.4%
Villa Mercedes	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	207	703	-70.6%
Termas de Río Hondo	3	4	-8.5%	-	-	-	0	-	-	3	4	-8.4%	-	-	-	113	104	8.7%
Bahía Blanca	57	65	-11.2%	-	-	-	1	4	-	58	69	-15.6%	44	44	-1.2%	914	1,055	-13.4%
Neuquén	337	290	16.3%	0	0	-	6	4	59.0%	343	294	16.8%	102	93	10.4%	3,628	3,182	14.0%
Total Argentina	7,652	8,131	-5.9%	3,545	3,186	11.3%	297	345	-13.9%	11,495	11,662	-1.4%	63,386	53,282	19.0%	121,494	115,560	5.1%

Italy
Pisa	338	279	21.2%	853	794	7.4%	1	0	-	1,192	1,073	11.1%	3,589	3,428	4.7%	8,898	8,683	2.5%
Florence	125	111	12.7%	675	610	10.7%	0	0	-	800	721	11.0%	15	31	-51.6%	9,316	8,794	5.9%
Total Italy	463	390	18.8%	1,527	1,404	8.8%	1	0	-	1,992	1,794	11.0%	3,605	3,460	4.2%	18,214	17,477	4.2%

Brazil
Natal(1)	-	532	-	-	24	-	-	3	-	-	558	-	-	1,836	-	-	4,790	-
Brasilia	2,346	2,186	7.3%	185	149	24.3%	1,488	1,437	3.6%	4,019	3,772	6.5%	18,269	16,368	11.6%	35,840	34,214	4.8%
Total Brazil	2,346	2,718	-13.7%	185	173	7.2%	1,488	1,440	3.3%	4,019	4,331	-7.2%	18,269	18,204	0.4%	35,840	39,004	-8.1%

Uruguay
Carrasco	1	0	-	514	488	5.2%	9	6	66.0%	525	494	6.1%	9,258	7,837	18.1%	5,777	5,472	5.6%
Punta del Este	0	0	-	35	38	-7.5%	-	-	-	35	38	-7.6%	-	-	-	3,200	3,371	-5.1%
Total Uruguay	1	0	-	549	526	4.3%	9	6	66.0%	560	532	5.1%	9,258	7,837	18.1%	8,977	8,843	1.5%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	4Q24	4Q23	% Var.	4Q24	4Q23	% Var.	4Q24	4Q23	% Var.	4Q24	4Q23	% Var.	4Q24	4Q23	% Var.	4Q24	4Q23	% Var.
Ecuador
Guayaquil	455	454	0.2%	567	566	0.2%	19	17	16.2%	1,042	1,037	0.5%	8,223	8,084	1.7%	17,701	17,083	3.6%
Galápagos	114	130	-12.2%	-	-	-	-	-	-	114	130	-12.2%	1,340	1,397	-4.0%	1,524	1,712	-11.0%
Total Ecuador	569	584	-2.6%	567	566	0.2%	19	17	16.2%	1,156	1,167	-0.9%	9,563	9,481	0.9%	19,225	18,795	2.3%

Armenia
Zvartnots	-	-	-	1,196	1,205	-0.8%	27	-	-	1,223	1,205	1.5%	14,165	9,377	51.1%	9,629	9,658	-0.3%
Shirak	-	-	-	24	29	-18.4%	-	-	-	24	29	-18.4%	-	-	-	163	195	-16.4%
Total Armenia	-	-	-	1,220	1,234	-1.2%	27	-	-	1,247	1,234	1.0%	14,165	9,377	51.1%	9,792	9,853	-0.6%
Total CAAP	11,031	11,823	-7%	7,594	7,089	7%	1,843	1,808	2%	20,468	20,720	-1%	118,246	101,641	16%	213,542	209,532	2%
1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements (2024 vs. 2023)

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	FY-24	FY-23	% Var.	FY-24	FY-23	% Var.	FY-24	FY-23	% Var.	FY-24	FY-23	% Var.	FY-24	FY-23	% Var.	FY-24	FY-23	% Var.
Argentina
Aeroparque	10,476	11,492	-8.8%	3,531	3,161	11.7%	935	975	-4.1%	14,941	15,628	-4.4%	1,230	1,292	-4.8%	123,038	127,695	-3.6%
Bariloche	2,276	2,531	-10.1%	93	68	38.1%	6	5	27.2%	2,375	2,603	-8.8%	-	-	-	17,210	18,997	-9.4%
Catamarca	76	79	-3.7%	-	-	-	7	7	4.6%	84	86	-3.0%	35	44	-21.9%	2,736	2,826	-3.2%
C. Rivadavia	538	571	-5.7%	-	0	-	3	9	-62.2%	541	579	-6.6%	538	434	24.0%	6,703	6,994	-4.2%
Córdoba	2,244	2,432	-7.7%	615	506	21.6%	3	33	-89.6%	2,862	2,972	-3.7%	1,028	1,089	-5.6%	26,476	27,458	-3.6%
El Palomar	-	0	-	-	-	-	-	-	-	-	0	-	-	-	-	5,175	4,130	25.3%
Esquel	93	90	2.8%	-	0	-	0	0	-	93	90	2.8%	-	-	-	1,800	1,216	48.0%
Ezeiza	2,908	3,095	-6.1%	8,197	7,467	9.8%	257	264	-2.6%	11,362	10,826	4.9%	199,225	183,308	8.7%	75,131	72,307	3.9%
Formosa	98	107	-8.8%	-	0	-	0	-	-	98	107	-8.8%	68	36	88.1%	1,542	1,788	-13.8%
General Pico	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,568	864	81.5%
Iguazú	1,504	1,565	-3.9%	0	0	-	0	2	-	1,504	1,567	-4.0%	-	-	-	11,409	11,639	-2.0%
Jujuy	501	590	-15.2%	1	0	-	2	9	-80.9%	503	599	-16.0%	180	29	521.4%	4,569	5,306	-13.9%
La Rioja	70	83	-14.9%	-	-	-	9	8	3.3%	79	91	-13.2%	46	59	-21.1%	1,930	2,234	-13.6%
Malargüe	-	0	-	-	-	-	-	0	-	-	1	-	-	-	-	1,176	1,008	16.7%
Mar del Plata	290	308	-5.9%	-	0	-	9	13	-28.2%	300	321	-6.8%	75	1	6740.8%	7,571	7,654	-1.1%
Mendoza	1,696	1,891	-10.3%	595	505	17.9%	19	30	-35.7%	2,311	2,426	-4.7%	462	475	-2.7%	21,352	21,868	-2.4%
Paraná	38	53	-27.1%	-	0	-	-	0	-	38	53	-27.5%	-	-	-	3,327	3,931	-15.4%
Posadas	325	410	-20.7%	-	0	-	-	0	-	325	410	-20.7%	134	91	47.8%	3,939	4,564	-13.7%
Pto Madryn	154	207	-25.4%	-	-	-	-	0	-	154	207	-25.5%	19	29	-34.9%	1,251	1,715	-27.1%
Reconquista	1	6	-82.0%	-	-	-	-	-	-	1	6	-82.0%	-	-	-	3,051	3,120	-2.2%
Resistencia	193	196	-1.7%	-	0	-	3	5	-27.9%	196	201	-2.3%	223	144	54.6%	3,631	3,211	13.1%
Río Cuarto	25	28	-9.5%	-	-	-	-	0	-	25	28	-9.6%	7	5	23.6%	819	777	5.4%
Río Gallegos	176	237	-25.9%	0	0	-	6	10	-35.8%	182	247	-26.3%	259	287	-10.0%	3,740	4,760	-21.4%
Río Grande	135	160	-15.3%	-	0	-	1	1	-	136	161	-15.6%	2,831	3,073	-7.9%	3,365	2,797	20.3%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	FY-24	FY-23	% Var.	FY-24	FY-23	% Var.	FY-24	FY-23	% Var.	FY-24	FY-23	% Var.	FY-24	FY-23	% Var.	FY-24	FY-23	% Var.
Salta	1,265	1,470	-14.0%	51	12	332.8%	1	3	-	1,316	1,485	-11.4%	271	234	15.8%	17,212	16,147	6.6%
San Fernando	1	4	-	-	7	-	-	-	-	1	11	-	-	-	-	53,743	55,507	-3.2%
San Juan	186	221	-15.8%	-	0	-	-	0	-	186	222	-15.9%	-	-	-	2,316	2,708	-14.5%
San Luis	61	76	-20.5%	-	0	-	-	-	-	61	76	-20.5%	119	262	-54.6%	1,685	2,729	-38.3%
San Rafael	51	46	10.3%	-	-	-	0	-	-	51	46	10.6%	-	-	-	8,935	6,151	45.3%
Santa Rosa	41	52	-20.2%	-	-	-	0	0	-	41	52	-20.3%	11	-	-	2,391	3,237	-26.1%
Santiago del Estero	215	240	-10.3%	-	0	-	-	0	-	215	240	-10.4%	92	35	161.7%	4,906	4,974	-1.4%
Tucumán	727	854	-14.9%	0	0	-	1	1	-	728	856	-14.9%	168	342	-51.0%	7,083	7,999	-11.5%
Viedma	34	37	-9.0%	-	-	-	2	6	-75.9%	35	43	-18.8%	-	-	-	785	1,054	-25.5%
Villa Mercedes	0	0	-	-	-	-	-	-	-	0	0	-	-	-	-	1,328	2,429	-45.3%
Termas de Río Hondo	11	15	-24.6%	0	0	-	0	0	-	11	15	-22.3%	5	-	-	413	433	-4.6%
Bahía Blanca	229	262	-12.4%	-	-	-	9	16	-40.7%	239	278	-14.0%	155	187	-17.3%	3,730	3,995	-6.6%
Neuquén	1,124	1,122	0.2%	0	0	-	19	16	18.5%	1,143	1,138	0.4%	355	357	-0.7%	12,663	12,372	2.4%
Total Argentina	27,762	30,531	-9.1%	13,085	11,726	11.6%	1,293	1,414	-8.6%	42,140	43,672	-3.5%	207,535	191,815	8.2%	449,699	458,594	-1.9%

Italy
Pisa	1,339	1,298	3.2%	4,191	3,796	10.4%	5	4	15.3%	5,535	5,098	8.6%	12,967	12,802	1.3%	41,820	39,874	4.9%
Florence	523	433	20.9%	2,980	2,632	13.2%	0	0	-	3,503	3,064	14.3%	69	137	-49.8%	40,407	38,055	6.2%
Total Italy	1,862	1,730	7.6%	7,172	6,428	11.6%	5	4	14.7%	9,038	8,162	10.7%	13,036	12,939	0.7%	82,227	77,929	5.5%

Brazil
Natal(1)	350	2,136	-83.6%	16	88	-81.4%	2	16	-89.2%	368	2,240	-83.6%	898	7,199	-87.5%	3,076	18,088	-83.0%
Brasilia	8,681	8,728	-0.5%	709	557	27.2%	5,771	5,576	3.5%	15,161	14,861	2.0%	64,732	59,435	8.9%	140,126	140,320	-0.1%
Total Brazil	9,031	10,864	-16.9%	725	645	12.4%	5,773	5,592	3.2%	15,529	17,101	-9.2%	65,629	66,634	-1.5%	143,202	158,408	-9.6%

Uruguay
Carrasco	2	2	-2.2%	2,060	1,793	14.9%	47	22	114.6%	2,108	1,817	16.1%	32,268	31,180	3.5%	22,390	20,602	8.7%
Punta del Este	0	1	-	132	133	-1.0%	-	-	-	133	134	-1.0%	-	-	-	10,146	11,384	-10.9%
Total Uruguay	2	2	-5.4%	2,192	1,927	13.8%	47	22	114.6%	2,241	1,951	14.9%	32,268	31,180	3.5%	32,536	31,986	1.7%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	FY-24	FY-23	% Var.	FY-24	FY-23	% Var.	FY-24	FY-23	% Var.	FY-24	FY-23	% Var.	FY-24	FY-23	% Var.	FY-24	FY-23	% Var.
Ecuador
Guayaquil	1,825	1,974	-7.5%	2,261	2,215	2.1%	82	73	11.2%	4,167	4,262	-2.2%	32,053	28,135	13.9%	70,089	71,405	-1.8%
Galápagos	514	578	-11.1%	-	-	-	-	-	-	514	578	-11.1%	5,291	5,677	-6.8%	6,056	7,078	-14.4%
Total Ecuador	2,339	2,552	-8.3%	2,261	2,215	2.1%	82	73	11.2%	4,682	4,840	-3.3%	37,344	33,812	10.4%	76,145	78,483	-3.0%

Armenia
Zvartnots	-	-	-	5,219	5,327	-2.0%	27	-	-	5,246	5,327	-1.5%	42,235	33,852	24.8%	39,168	43,485	-9.9%
Shirak	-	-	-	105	95	10.3%	-	-	-	105	95	10.3%	-	-	-	694	588	18.0%
Total Armenia	-	-	-	5,324	5,421	-1.8%	27	-	-	5,351	5,421	-1.3%	42,235	33,852	24.8%	39,862	44,073	-9.6%
Total CAAP	40,996	45,679	-10%	30,758	28,362	8%	7,227	7,106	2%	78,981	81,147	-2.7%	398,047	370,232	8%	823,671	849,473	-3%
(1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.

Income Statement (in US$ thousands)

	4Q24	4Q23	% Var.	2024	2023	% Var.
Continuing operations
Revenue	473,412	365,035	29.7%	1,843,267	1,400,038	31.7%
Cost of services	-326,814	-249,652	30.9%	-1,237,333	-914,677	35.3%
Gross profit	146,598	115,383	27.1%	605,934	485,361	24.8%
Selling, general and administrative expenses	-57,934	-37,512	54.4%	-198,108	-138,669	42.9%
Impairment reversal / (loss) of non-financial assets			-	-	102,838	-
Other operating income	23,873	85,845	-72.2%	46,390	100,560	-53.9%
Other operating expenses	-1,318	-3,025	-56.4%	-6,963	-9,453	-26.3%
Operating income	111,219	263,576	-57.8%	447,253	540,637	-17.3%
Share of (loss) / income in associates	-167	7,163	-102.3%	-996	7,108	-114.0%
Income before financial results and income tax	111,052	270,739	-59.0%	446,257	547,745	-18.5%
Financial income	16,360	59,883	-72.7%	71,430	101,598	-29.7%
Financial loss	-42,813	-261,696	-83.6%	110,305	-406,570	-127.1%
Inflation adjustment	-382	-18,653	-98.0%	-21,260	-40,547	-47.6%
Income before income tax	84,217	50,273	67.5%	606,732	202,226	200.0%
Income tax	-37,233	66,312	-156.1%	-298,820	24,241	-1332.7%
Income for the period	46,984	116,585	-59.7%	307,912	226,467	36.0%
Attributable to:
Owners of the parent	37,781	130,745	-71.1%	282,674	239,506	18.0%
Non-controlling interest	9,203	-14,160	-165.0%	25,238	-13,039	-293.6%

Balance Sheet (in US$ thousands)

	Dec 31, 2024	Dec 31, 2023
ASSETS
Non-current assets
Intangible assets, net	3,155,448	2,520,965
Property, plant and equipment, net	77,801	74,919
Right-of-use asset	9,921	10,493
Investments in associates	11,746	11,992
Other financial assets at fair value through profit or loss	4,237	5,979
Other financial assets at amortized cost	84,618	61,090
Derivative financial instruments	-	69
Deferred tax assets	13,372	62,712
Inventories	314	318
Other receivables	58,461	42,640
Trade receivables	18	889
Total non-current assets	3,415,936	2,792,066
Current assets
Inventories	11,410	16,148
Other financial assets at fair value through profit or loss	3,129	4,884
Other financial assets at amortized cost	82,923	83,142
Other receivables	63,156	145,549
Current tax assets	7,366	3,779
Trade receivables	157,546	126,560
Cash and cash equivalents	439,847	369,848
Total	765,377	749,910
Assets classified as held for sale	137
Total current assets	765,514	749,910
Total assets	4,181,450	3,541,976
EQUITY
Share capital	163,223	163,223
Share premium	183,430	183,430
Treasury shares	(4,094)	(4,322)
Free distributable reserve	378,910	378,910
Non-distributable reserve	1,358,028	1,358,028
Currency translation adjustment	(116,471)	(482,852)
Legal reserves	7,419	3,676
Other reserves	(1,319,682)	(1,313,888)
Retained earnings	718,511	438,775
Total attributable to owners of the parent	1,369,274	724,980
Non-controlling interests	148,686	78,929
Total equity	1,517,960	803,909
LIABILITIES
Non-current liabilities
Borrowings	1,042,704	1,133,549
Derivative financial instruments liabilities	3,351

	Dec 31, 2024	Dec 31, 2023
Deferred tax liabilities	383,369	137,315
Other liabilities	621,412	768,364
Lease liabilities	7,010	10,294
Trade payables	1,914	2,617
Total non-current liabilities	2,059,760	2,052,139
Current liabilities
Borrowings	115,367	199,688
Other liabilities	348,586	345,864
Lease liabilities	3,707	3,687
Current tax liabilities	15,307	23,921
Trade payables	120,763	112,768
Total current liabilities	603,730	685,928
Total liabilities	2,663,490	2,738,067
Total equity and liabilities	4,181,450	3,541,976

Statement of Cash Flow (in US$ thousands)

	Dec 31, 2024	Dec 31, 2023
Cash flows from operating activities
Income for the period from continuing operations	307,912	226,467
Adjustments for:
Amortization and depreciation	203,008	151,593
Deferred income tax	263,620	(62,697)
Current income tax	35,200	38,456
Share of loss in associates	996	(7,108)
Impairment (reversal) / loss of non-financial assets reversal	-	(102,838)
Loss on disposals of property, plant and equipment and intangible assets	221	592
Gain on disposal of subsidiaries	(391)	-
Low value, short term and variable lease payments	(1,686)	(3,082)
Share-based compensation expenses	1,143	1,055
Interest expense	107,464	95,185
Other financial results, net	(20,414)	(41,558)
Net foreign exchange	(317,036)	164,026
Government subsidies per Covid-19 context	(16,394)	(21,511)
Government grants collected	76	383
Other accruals	(5,476)	3,145
Inflation adjustment	1,053	54,170
Acquisition of Intangible assets	(212,573)	(149,436)
Income tax paid	(40,294)	(22,919)
Income due to concession compensation	-	(62,677)
Collection due to concession compensation	90,609	-
Unpaid concession fees	54,199	49,992
Changes in liability for concessions	87,556	98,480
Changes in working capital	(133,491)	(53,303)
Net cash provided by operating activities	405,302	356,415
Cash flows from investing activities
Cash contribution in associates	(666)	(84)
Acquisition of other financial assets	(156,418)	(128,899)
Disposals of other financial assets	136,781	72,571
Acquisition of Property, plant and equipment	(12,218)	(9,661)
Acquisition of Intangible assets	(1,435)	(1,221)
Proceeds from sale of Property, plant and Equipment	25	264
Net cash inflow on disposal of subsidiaries	(404)	-
Other	1,842	626
Net cash used in investing activities	(32,493)	(66,404)
Cash flows from financing activities
Proceeds from cash contributions	-	9,424
Proceeds from borrowings	190,345	87,846
Principal elements of lease payments	(4,397)	(3,118)
Loans repaid	(314,077)	(200,475)
Interest paid	(96,168)	(83,791)
Debt expenses capitalization	(2,467)	(110)
Guarantee deposit	1,147	2,168
Dividends paid to non-controlling interests in subsidiaries	(14,945)	(13,656)
Payment for additional acquisitions in subsidiaries	(30,949)	-
Redemption of preferred shares	-	-
Others	322	86
Net cash used in financing activities	(271,189)	(201,626)

Increase in cash and cash equivalents	101,620	88,385

Movements in cash and cash equivalents
At the beginning of the period	369,848	385,265
Effect of exchange rate changes and inflation adjustment on cash and cash equivalents	(31,621)	(103,802)
Increase in cash and cash equivalents	101,620	88,385
At the end of the period	439,847	369,848